

SUN 10th Anniversary


Happy 10
SUN
Anniversary
Total Revenues
10 years

2003 ANNUAL REPORT

SUN 10th Anniversary

Sun becomes a publicly owned corporation and a fully integrated real estate investment trust (REIT) listed on the New York Stock Exchange.

Sun successfully acquires 15 high quality communities.

Sun enters the Austin, Texas market for the first time with two prime acquisitions.

Sun executes one of the largest portfolio acquisitions in its asset class.

Sun adopts a dividend reinvestment plan that significantly increases its financial flexibility.

Sun achieves an investment grade rating.

Sun is awarded "Manufactured Home Community Operator of the Year" by the Manufactured Housing Institute.

New home shipments reach unprecedented industry peak.

Sun's Fund From Operations (FFO) per share grows by 12.3%.

Sun enters new joint venture with Champion Enterprises, the industry's largest manufactured home producer and third largest retailer.

Sun introduces "Residents First," a strategic new management plan designed to maximize services and resident satisfaction.

Sun experiences strong internal growth with same properties NOI increase of 6.1%.

Sun is again awarded "Manufactured Home Community Operator of the Year" by the Manufactured Housing Institute.

In spite of a record downturn in new home shipments, Sun maintains profitability and poises for a prosperous new decade.


SITES
45000
40000
35000
30000
25000
20000
15000
10000
5000
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003


COMMUNITIES
140
120
100
80
60
40
20
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003


REVENUES & FFO - (000)
$164000
$144000
$124000
$104000
$84000
$64000
$44000
$24000
$4000
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
FFO
REVENUE FROM PROPERTY (as originally reported)

2003 *financial highlights*

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AND PROPERTY DATA)

	YEAR ENDED DECEMBER 31		
	2003	2002	2001
Revenues	189,138	$ 160,169	$ 150,969
Net income	23,714	$ 13,592	$ 33,910
Funds from operations [1]	70,457	$ 69,233	$ 68,086
Net income per common share:			
Basic	1.30	$ 0.77	$ 1.96
Diluted	1.29	$ 0.76	$ 1.94
Funds from operations per share/OP unit: [1]			
Basic	3.40	$ 3.43	$ 3.42
Diluted	3.38	$ 3.40	$ 3.39
Weighted average common shares outstanding:			
Basic	18,206	17,595	17,258
Diluted	18,345	17,781	17,440
Total properties	127	129	116
Total developed sites	43,875	43,959	40,544

(1) Funds from operations ("FFO") is defined by the National Association of Real Estate Investment Trusts ("NAREIT") as "net income (computed in accordance with generally accepted accounting principles) excluding gains (or losses) from sales of property, plus rental property depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures." Industry analysts consider FFO to be an appropriate supplemental measure of the operating performance of an equity REIT primarily because the computation of FFO excludes historical cost depreciation as an expense and thereby facilitates the comparison of REITs which have different cost bases in their assets. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time, whereas real estate values have instead historically risen or fallen based upon market conditions. FFO does not represent cash flow from operations as defined by generally accepted accounting principles ("GAAP") and is a supplemental measure of performance that does not replace net income as a measure of performance or net cash provided by operating activities as a measure of liquidity. In addition, FFO is not intended as a measure of a REIT's ability to meet debt principal repayments and other cash requirements, nor as a measure of working capital. The detailed reconciliation of GAAP net income to FFO is included in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of the accompanying Form 10-K for the year ended December 31, 2003.

LETTER *to our shareholders*



HOME SHIPMENTS - UNITS IN THOUSANDS
400
350
300
250
200
150
100
1996 1997 1998 1999 2000 2001 2002 2003



RETAIL INVENTORIES - UNITS IN THOUSANDS
100
80
60
40
20
0
1996 1997 1998 1999 2000 2001 2002 2003



HOMES REPOSSESSED BY MAJOR LENDERS - IN MILLIONS
$1200
$1000
$800
$600
$400
$200
$0
1/96 1/97 1/98 1/99 1/00 1/01 1/02 1/03 6/03

The challenge of 2003 was to maintain our earnings power in the face of an industry feeling the full effects of the long-delayed liquidation of repossessed homes by the major manufactured housing lenders. We believe that certain lenders, in an effort to mitigate losses, "managed" their repossessed homes rather than liquidating them into strong hands capable of meeting the monthly payment. This action extended the cyclical correction by up to two years. The liquidation began in earnest in the third quarter of 2002 and is continuing. Industry expectations are that there will be about 60,000 repossessions in 2004, down from an estimated 120,000 in recent years. This suggests an annual rate far below 60,000 by the second half of the year and normalcy in 2005. Thus 2004 is likely to be the year of linkage between the bad news of the past and the good news of the future.

The impact of the repossession wave of the last several years on the Company was to slow revenue growth due to increased vacancies and to reduce absorption rates in our new community developments due to fewer sales of new homes. New home shipments declined from 373,000 in 1998 to about 131,000 in 2003, in part due to price competition from nearly new repossessed homes. As the overhang of repossessed homes are sold off, we expect vacancy increases to abate and new home sales and leasing of sites to improve.

Manufactured housing communities have often been called "recession-proof" due to the innate stability of the revenue stream. It is instructive to consider how we have weathered a devastating cyclical downturn in the shipments of new homes and a home financing environment characterized by poor liquidity and a diminished number of lenders. In 2003, we lost just under 1,000 revenue producing manufactured housing sites in our portfolio. Nearly 95% of those sites (including 200 plus which were vacant sites leased by manufacturers and dealers) were experienced in 25% of our communities. The remaining 75% were approximately breakeven in occupancy for the year.

Meanwhile, our same property revenues have increased every year throughout the cycle increasing by 6.3%, 5.2%, 5.4%, 4.7%, and 2.4%, respectively, during the period from 1999 to 2003. Of course, this revenue growth is after the effect of vacancies which increased by 650 basis points in the same property portfolio from 1999 to 2003. Perhaps not "recession-proof", but extremely recession resistant. The revenue stream is very stable, indeed!

Sun Communities has been an investment grade-rated Company since 1996 and was upgraded by both Moody's Investors Service and Standard & Poor's in 1999. We recently determined to return to the ranks of unrated companies due to our increasing inability to compete for acquisitions because our cost of capital is much higher than our public and private competitors. Our cost of capital for an acquisition as an investment grade-rated company is 8.5% assuming the acquisition is completed with 50% debt and equity at costs of 5% and 12%, respectively. The capital cost declines to 6.4% if the ratio is 80% debt and 20% equity.

Let's examine the cost of capital implications more closely. A $200 million acquisition financed with equal amounts of debt and equity would "cost" $17 million. That assumes a 5% debt cost and a 12% cost of equity. The same transaction financed 80% debt and 20% equity "costs" $12.8 million, a $4.2 million benefit to shareholders. In addition, earnings on the reduced number of newly issued shares can grow at 5% if the property generates growth of $178,000 compared to $445,000 under the other financing alternative.

So, why are we doing this now? Interest rates and spreads are at historic lows creating an outstanding credit cost environment. When our financings are complete, we expect to have approximately $750 million of new fixed rate debt at an annual interest cost under 5% and with an average duration slightly in excess of 10 years.

That means that your Company can profit from this interest rate environment until 2014, on average.

It is true that this was a very expensive decision not entered into lightly. The prepayment and related costs approximate $53 million. When these costs are weighed against the interest savings on the newly issued debt, the result on a net present value

SUN STOCK PRICE - DECEMBER 1993 THRU DECEMBER 2003


40
35
30
25
20
15
10
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003

basis, as of April 5, 2004, approximates breakeven. (This relates solely to the use of $403 million of the proceeds utilized to retire the unsecured bonds). When the remaining $347 million is put to work (retiring preferred equity, acquiring property, repurchasing stock, etc.) the pendulum of cost/benefit swings decisively into the benefit column.

We believe that the increased leverage in the Company will be accomplished without a significant commensurate increase in risk. The stability of the revenue stream during one of the industry's worst cycles serves as witness to the signature resilience of our cash flows.

Sun looks to a promising future with enthusiasm and anticipation. The portfolio of properties is solid, the industry turnaround appears imminent, our new information systems are largely rolled out, and our management team is eager and prepared to leverage off its existing base. On behalf of Sun's employees and representatives nationwide, I thank you for your support.

Gary A. Shiffman

CHAIRMAN, CHIEF EXECUTIVE OFFICER AND DIRECTOR



UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 1-12616

SUN COMMUNITIES, INC.
(Exact name of registrant as specified in its charter)

State of Maryland	**38-2730780**
State of Incorporation	I.R.S. Employer I.D. No.

27777 Franklin Road
Suite 200
Southfield, Michigan 48034
(248) 208-2500
(Address of principal executive offices and telephone number)

Securities Registered Pursuant to Section 12(b) of the Act:
Common Stock, Par Value $.01 per Share

Securities Registered Pursuant to Section 12(g) of the Act:
None

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.
[X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X No __

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).

Yes X No __

As of June 30, 2003, the aggregate market value of the Registrant's stock held by non-affiliates was approximately $688,000,000 (computed by reference to the closing sales price of the Registrant's common stock as of June 30, 2003). For this computation, the Registrant has excluded the market value of all shares of common stock reported as beneficially owned by executive officers and directors of the Registrant; such exclusion shall not be deemed to constitute an admission that any such person is an affiliate of the Registrant.

As of March 1, 2004, there were 19,009,270 shares of the Registrant's common stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Registrant's definitive Proxy Statement to be filed for its 2004 Annual Meeting of Shareholders are incorporated by reference into Part III of this Report.

As used in this report, "Company", "Us", "We", "Our" and similar terms means Sun Communities, Inc., a Maryland corporation, and one or more of its subsidiaries (including the Operating Partnership (as defined below)).

PART I

ITEM 1. BUSINESS

General

We are a self-administered and self-managed real estate investment trust, or REIT. We own, operate, develop and finance manufactured housing communities concentrated in the midwestern and southeastern United States. We are a fully integrated real estate company which, together with our affiliates and predecessors, have been in the business of acquiring, operating and expanding manufactured housing communities since 1975. As of December 31, 2003, we owned and operated a portfolio of 127 properties located in seventeen states (the "Properties"), including 115 manufactured housing communities, five recreational vehicle communities, and seven properties containing both manufactured housing and recreational vehicle sites. As of December 31, 2003, the Properties contained an aggregate of 43,875 developed sites comprised of 38,797 developed manufactured home sites and 5,078 recreational vehicle sites and an additional 6,756 manufactured home sites suitable for development. In order to enhance property performance and cash flow, the Company, through Sun Home Services, Inc., a Michigan corporation ("SHS"), actively markets, sells and leases new and pre-owned manufactured homes for placement in the Properties.

Our executive and principal property management office is located at 27777 Franklin Road, Suite 200, Southfield, Michigan 48034 and our telephone number is (248) 208-2500. We have regional property management offices located in Austin, Texas; Dayton, Ohio; Grand Rapids, Michigan; Elkhart, Indiana; and Orlando, Florida, and we employed an aggregate of 611 people as of December 31, 2003.

Our website address is www.suncommunities.com and we make available, free of charge, on or through our website all of our periodic reports, including our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as soon as reasonably practicable after we file such reports with the Securities and Exchange Commission.

Recent Developments

Acquisitions. During 2003, we acquired one community in Michigan for approximately $4.5 million comprised of $2.2 million in cash and $2.3 million in debt. When fully developed, the property will consist of 242 manufactured housing sites.

In 2004, we entered into an agreement with certain affiliates of Property Asset Management Inc. ("PAMI") to acquire all of the equity interests in partnerships that directly and indirectly own and operate 19 properties and entered into a real estate purchase agreement to acquire 7 other properties. The properties are recreational vehicle communities, some of which include manufactured home sites. The portfolio consists of 11,331 sites, including 10,586 developed sites and 745 expansion recreational vehicle sites. Completion of the purchases is subject to customary closing conditions.

PAMI, the seller under the purchase agreements, is the sole general partner and owns a substantial majority of the equity interests in the partnerships that own the properties subject to the purchase agreements. PAMI has exercised its rights under the relevant partnership agreements to acquire the equity interests of its minority partner. PAMI has informed us that its minority partner has disputed PAMI's rights to purchase its interests under the partnership agreements. As a result, PAMI has filed suit in the Delaware Chancery Court requesting, among other things, that the court specifically enforce PAMI's right to purchase the minority interests. The minority partner in the partnerships has filed an answer and counterclaim in the case requesting that the court find that the minority partner has the right to buy PAMI's interests under the partnership agreements.

PAMI believes that it will be successful in the litigation and we expect to complete the acquisition of the partnership interests and properties. However, due to the uncertain nature of litigation and the other conditions to closing, we can provide no assurance that we will be able to successfully complete the proposed acquisitions and cannot reliably predict the timing of the resolution of these matters.

Dispositions. The Company closed on the sale of four properties during 2003 realizing gross proceeds of approximately $24.8 million. The properties were located in Michigan and Illinois and comprised 731 sites of which 659, or 90 percent, were occupied.

Origen. Previously, we, along with two other participants, provided financing (a line of credit and term loan) to Origen Financial, LLC ("Origen"), a financial services company that provides and services loans used by consumers to finance the purchase of manufactured homes. In October of 2003, Origen completed a $150.0 million private equity offering and repaid its line of credit and term loan in full. We have no continuing obligation to provide financing to Origen. Concurrent with this transaction, we invested $50.0 million in Origen's parent, Origen Financial, Inc. ("Origen, Inc") and agreed to sell Origen, Inc. various interests in manufactured home loans previously acquired from Origen, none of which have been sold as of December 31, 2003. As of December 31, 2003, our investment in Origen, Inc. approximated a one third ownership interest which was accounted for using the equity method of accounting for periods ending after September 30, 2003.

Structure of the Company

Structured as an umbrella partnership REIT, or UPREIT, Sun Communities Operating Limited Partnership, a Michigan limited partnership (the "Operating Partnership"), is the entity through which we conduct substantially all of our operations, and which owns, either directly or indirectly through subsidiaries, all of our assets (the subsidiaries, collectively with the Operating Partnership, the "Subsidiaries"). This UPREIT structure enables us to comply with certain complex requirements under the Federal tax rules and regulations applicable to REITs, and to acquire manufactured housing communities in transactions that defer some or all of the sellers' tax consequences. We are the sole general partner of, and, as of December 31, 2003, held approximately 88.5% of the interests (not including preferred limited partnership interests) in, the Operating Partnership. The Subsidiaries also include SHS, which provides manufactured home sales and other services to current and prospective tenants of the Properties. Along with several other subsidiaries, SHS owns Sun Water Oak Golf, Inc., which was organized to own and operate the golf course, restaurant and related facilities located on the Water Oak Property that was acquired in December 1993. See "Factors that May Affect Future Results -- Some of our directors and officers may have conflicts of interest with respect to certain related party transactions and other business interests."

The Manufactured Housing Community Industry

A manufactured housing community is a residential subdivision designed and improved with sites for the placement of manufactured homes and related improvements and amenities. Manufactured homes are detached, single-family homes which are produced off-site by manufacturers and installed on sites within the community. Manufactured homes are available in a wide array of designs, providing owners with a level of customization generally unavailable in other forms of multifamily housing.

Modern manufactured housing communities, such as the Properties, contain improvements similar to other garden-style residential developments, including centralized entrances, paved streets, curbs and gutters, and parkways. In addition, these communities also often provide a number of amenities, such as a clubhouse, a swimming pool, shuffleboard courts, tennis courts, laundry facilities and cable television service.

The owner of each home on our Properties leases the site on which the home is located. We own the underlying land, utility connections, streets, lighting, driveways, common area amenities and other capital improvements and are responsible for enforcement of community guidelines and maintenance. Some of the Properties provide water and sewer service through public or private utilities, while others provide these services to residents from on-site facilities. Each owner within our Properties is responsible for the maintenance of the home and leased site. As a result, capital expenditure needs tend to be less significant, relative to multi-family rental apartment complexes.

Property Management

Our property management strategy emphasizes intensive, hands-on management by dedicated, on-site district and community managers. We believe that this on-site focus enables us to continually monitor and address tenant concerns, the performance of competitive properties and local market conditions. Of the 611 Company employees, 522 are located on-site as property managers, support staff, or maintenance personnel.

Our community managers are overseen by Brian W. Fannon, Chief Operating Officer, who has 34 years of property management experience, three Vice Presidents of Operations and seventeen Regional Vice Presidents. In addition, the Regional Vice Presidents are responsible for semi-annual market surveys of competitive communities, interaction with local manufactured home dealers and regular property inspections.

Each district or community manager performs regular inspections in order to continually monitor the Property's physical condition and provides managers with the opportunity to understand and effectively address tenant concerns. In addition to a district or community manager, each district or property has an on-site maintenance personnel and management support staff. We hold periodic training sessions for all property management personnel to ensure that management policies are implemented effectively and professionally.

Home Sales and Leasing

SHS offers manufactured home sales services to tenants and prospective tenants of our Properties. Since tenants often purchase a home already on-site within a community, such services enhance occupancy and property performance. Additionally, because many of the homes on the Properties are sold through SHS, better control of home quality in our communities can be maintained than if sales services were conducted solely through third-party brokers. SHS also leases homes to prospective tenants.

Regulations and Insurance

General. Manufactured housing community properties are subject to various laws, ordinances and regulations, including regulations relating to recreational facilities such as swimming pools, clubhouses and other common areas. We believe that each Property has the necessary operating permits and approvals.

Insurance. Our management believes that the Properties are covered by adequate fire, flood, property and business interruption insurance provided by reputable companies with commercially reasonable deductibles and limits. We maintain a blanket policy that covers all of our Properties. We have obtained title insurance insuring fee title to the Properties in an aggregate amount which we believe to be adequate.

Corporate Governance

We have implemented the following corporate governance initiatives to address certain legal requirements promulgated under the Sarbanes-Oxley Act of 2002, as well as the recently adopted New York Stock Exchange corporate governance listing standards:

- Our Board of Directors determined that Paul D. Lapides, the Chairman of the Audit Committee, qualifies as an "audit committee financial expert" as such term is defined under Item 401 of Regulation S-K. Mr. Lapides is "independent" as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act.

- Our Audit Committee adopted our Audit and Non-Audit Services Pre-Approval Policy, which sets forth the procedures and the conditions pursuant to which permissible services to be performed by our independent public accountants may be pre-approved.

- Our Board of Directors adopted a Financial Code of Ethics for Senior Financial Officers, which governs the conduct of our senior financial officers. A copy of this code is available on our website at www.suncommunities.com under the heading "Shareholder Info", "Company Info" and subheading "Governance" and is also available in print to any stockholder upon written request addressed to Investor Relations, Sun Communities, Inc., 27777 Franklin Road, Suite 200, Southfield, Michigan 48034.

- Our Board of Directors established and adopted new charters for each of its Audit, Compensation and Nominating and Corporate Governance Committees. Each committee is comprised of three (3) independent directors. A copy of each of these charters is available on our website at www.suncommunities.com under the heading "Shareholder Info", "Company Info" and subheading "Governance" and is also available in print to any stockholder upon written request addressed to Investor Relations, Sun Communities, Inc., 27777 Franklin Road, Suite 200, Southfield, Michigan 48034.

- Our Board of Directors adopted a Code of Business Conduct and Ethics, which governs business decisions made and actions taken by our directors, officers and employees. A copy of this code is available on our website at www.suncommunities.com under the heading "Shareholder Info" , "Company Info" and subheading "Governance" and is also available in print to any stockholder upon written request addressed to Investor Relations, Sun Communities, Inc., 27777 Franklin Road, Suite 200, Southfield, Michigan 48034.

- Our Board of Directors adopted Corporate Governance Guidelines, a copy of which is available on our website at www.suncommunities.com under the heading "Shareholder Info", "Company Info" and subheading "Governance" and is also available in print to any stockholder upon written request addressed to Investor Relations, Sun Communities, Inc., 27777 Franklin Road, Suite 200, Southfield, Michigan 48034.

Factors That May Affect Future Results

Our prospects are subject to certain uncertainties and risks. Our future results could differ materially from current results, and our actual results could differ materially from those projected in forward-looking statements as a result of certain risk factors. These risk factors include, but are not limited to, those set forth below, other one-time events, and important factors disclosed previously and from time to time in other Company filings with the Securities and Exchange Commission. This report contains certain forward-looking statements.

Real Estate Risks

General economic conditions and the concentration of our properties in Michigan and Florida may affect our ability to generate sufficient revenue.

The market and economic conditions in our current markets generally, and specifically in metropolitan areas of our current markets, may significantly affect manufactured home occupancy or rental rates. Occupancy and rental rates, in turn, may significantly affect our revenues, and if our communities do not generate revenues sufficient to meet our operating expenses, including debt service and capital expenditures, our cash flow and ability to pay or refinance our debt obligations could be adversely affected. We derived significant amounts of rental income for the period ended December 31, 2003 from properties located in Michigan and Florida. As of December 31, 2003, 42 of our 127 Properties, or approximately 33%, are located in Michigan, 20 or approximately 16%, are located in Florida and 18 or approximately 14% are located in Indiana. As a result of the geographic concentration of our Properties in Michigan and Florida, we are exposed to the risks of downturns in the local economy or other local real estate market conditions which could adversely affect occupancy rates, rental rates and property values of properties in these markets.

The following factors, among others, may adversely affect the revenues generated by our communities:

- the national and local economic climate which may be adversely impacted by, among other factors, plant closings and industry slowdowns;
- local real estate market conditions such as the oversupply of manufactured housing sites or a reduction in demand for manufactured housing sites in an area;
- the number of repossessed homes in a particular market;
- the rental market which may limit the extent to which rents may be increased to meet increased expenses without decreasing occupancy rates;
- the perceptions by prospective tenants of the safety, convenience and attractiveness of the Properties and the neighborhoods where they are located;
- zoning or other regulatory restrictions;
- competition from other available manufactured housing sites and alternative forms of housing (such as apartment buildings and site-built single-family homes);
- our ability to provide adequate management, maintenance and insurance;
- increased operating costs, including insurance premiums, real estate taxes and utilities; or
- the enactment of rent control laws or laws taxing the owners of manufactured homes.

Our income would also be adversely affected if tenants were unable to pay rent or if sites were unable to be rented on favorable terms. If we were unable to promptly relet or renew the leases for a significant number of the sites, or if the rental rates upon such renewal or reletting were significantly lower than expected rates, then our business and results of operations could be adversely affected. In addition, certain expenditures associated with each equity investment (such as real estate taxes and maintenance costs) generally are not reduced when circumstances cause a reduction in income from the investment. Furthermore, real estate investments are relatively illiquid and, therefore, will tend to limit our ability to vary our portfolio promptly in response to changes in economic or other conditions.

Competition affects occupancy levels and rents which could adversely affect our revenues.

All of our Properties are located in developed areas that include other manufactured housing community properties. The number of competitive manufactured housing community properties in a particular area could have a material adverse effect on our ability to lease sites and on rents charged at our Properties or at any newly acquired properties. We may be competing with others with greater resources and whose officers and directors have more experience than our officers and directors. In addition, other forms of multi-family residential properties, such as private and federally funded or assisted multi-family housing projects and single-family housing, provide housing alternatives to potential tenants of manufactured housing communities.

Our ability to sell manufactured homes may be affected by various factors, which may in turn adversely affect our profitability.

Sun Home Services, Inc., a Michigan corporation ("SHS"), is in the manufactured home sales market offering manufactured home sales services to tenants and prospective tenants of our communities. The market for the sale of manufactured homes may be adversely affected by the following factors:

- downturns in economic conditions which adversely impact the housing market;
- an oversupply of, or a reduced demand for, manufactured homes;
- the difficulty facing potential purchasers in obtaining affordable financing as a result of heightened lending criteria; and
- an increase in the rate of manufactured home repossessions which provide aggressively priced competition to new manufactured home sales.

Any of the above listed factors could adversely impact our rate of manufactured home sales, which would result in a decrease in profitability.

Increases in taxes and regulatory compliance costs may reduce our revenue.

Costs resulting from changes in real estate tax laws generally may be passed through to tenants and will not affect us. Increases in income, service or other taxes, however, generally are not passed through to tenants under leases and may adversely affect our funds from operations and our ability to pay or refinance our debt. Similarly, changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions may result in significant unanticipated expenditures, which would adversely affect our business and results of operations.

We may not be able to integrate or finance our development activities.

We are engaged in the construction and development of new communities, and intend to continue in the development and construction business in the future. Our development and construction business may be exposed to the following risks which are in addition to those risks associated with the ownership and operation of established manufactured housing communities:

- we may not be able to obtain financing with favorable terms for community development which may make us unable to proceed with the development;

- we may be unable to obtain, or face delays in obtaining, necessary zoning, building and other governmental permits and authorizations, which could result in increased costs and delays, and even require us to abandon development of the community entirely if we are unable to obtain such permits or authorizations;

- we may abandon development opportunities that we have already begun to explore and as a result we may not recover expenses already incurred in connection with exploring such development opportunities;

- we may be unable to complete construction and lease-up of a community on schedule resulting in increased debt service expense and construction costs;

- we may incur construction and development costs for a community which exceed our original estimates due to increased materials, labor or other costs, which could make completion of the community uneconomical and we may not be able to increase rents to compensate for the increase in development costs which may impact our profitability;

- we may be unable to secure long-term financing on completion of development resulting in increased debt service and lower profitability; and

- occupancy rates and rents at a newly developed community may fluctuate depending on several factors, including market and economic conditions, which may result in the community not being profitable.

If any of the above occurred, our business and results of operations could be adversely affected.

We may not be able to integrate or finance our acquisitions and our acquisitions may not perform as expected.

We acquire and intend to continue to acquire manufactured housing communities on a select basis. Our acquisition activities and their success are subject to the following risks:

- we may be unable to acquire a desired property because of competition from other well capitalized real estate investors, including both publicly traded real estate investment trusts and institutional investment funds;

- even if we enter into an acquisition agreement for a property, it is usually subject to customary conditions to closing, including completion of due diligence investigations to our satisfaction, which may not be satisfied;

- even if we are able to acquire a desired property, competition from other real estate investors may significantly increase the purchase price;

- we may be unable to finance acquisitions on favorable terms;

- acquired properties may fail to perform as expected;

- acquired properties may be located in new markets where we face risks associated with a lack of market knowledge or understanding of the local economy, lack of business relationships in the area and unfamiliarity with local governmental and permitting procedures; and

- we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations.

If any of the above occurred, our business and results of operations could be adversely affected.

In addition, we may acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities. As a result, if liability were asserted against us based upon ownership of those properties, we might have to pay substantial sums to settle it, which could adversely affect our cash flow.

Rent control legislation may harm our ability to increase rents.

State and local rent control laws in certain jurisdictions may limit our ability to increase rents and to recover increases in operating expenses and the costs of capital improvements. Enactment of such laws has been considered from time to time in other jurisdictions. Certain Properties are located, and we may purchase additional properties, in markets that are either subject to rent control or in which rent-limiting legislation exists or may be enacted.

We may be subject to environmental liability.

Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate is liable for the costs of removal or remediation of certain hazardous substances at, on, under or in such property. Such laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to sell or rent such property, to borrow using such property as collateral or to develop such property. Persons who arrange for the disposal or treatment of hazardous substances also may be liable for the costs of removal or remediation of such substances at a disposal or treatment facility owned or operated by another person. In addition, certain environmental laws impose liability for the management and disposal of asbestos-containing materials and for the release of such materials into the air. These laws may provide for third parties to seek recovery from owners or operators of real properties for personal injury associated with asbestos-containing materials. In connection with the ownership, operation, management, and development of real properties, we may be considered an owner or operator of such properties and, therefore, are potentially liable for removal or remediation costs, and also may be liable for governmental fines and injuries to persons and property. When we arrange for the treatment or disposal of hazardous substances at landfills or other facilities owned by other persons, we may be liable for the removal or remediation costs at such facilities.

All of the Properties have been subject to a Phase I or similar environmental audit (which involves general inspections without soil sampling or ground water analysis) completed by independent environmental consultants. These environmental audits have not revealed any significant environmental liability that would have a material adverse effect on our business. These audits cannot reflect conditions arising after the studies were completed, and no assurances can be given that existing environmental studies reveal all environmental liabilities, that any prior owner or operator of a property or neighboring owner or operator did not create any material environmental condition not known to us, or that a material environmental condition does not otherwise exist as to any one or more Properties.

Losses in excess of our insurance coverage or uninsured losses could adversely affect our cash flow.

We maintain comprehensive liability, fire, flood (where appropriate), extended coverage, and rental loss insurance on the Properties with policy specifications, limits, and deductibles which are customarily carried for similar properties. As a result of market conditions in the insurance industry, we recently decided to carry a large deductible on our liability insurance. Certain types of losses, however, may be either uninsurable or not economically insurable, such as losses due to earthquakes, riots, or acts of war. In the event an uninsured loss occurs, we could lose both our investment in and anticipated profits and cash flow from the affected property. Any loss would adversely affect our ability to repay our debt.

Financing and Investment Risks

Our significant amount of debt could limit our operational flexibility or otherwise adversely affect our financial condition.

We have a significant amount of debt. As of December 31, 2003, we had approximately $773.3 million of total debt outstanding, consisting of approximately $266.2 million in collateralized debt, and approximately $507.1 million in unsecured debt. Included in the collateralized debt outstanding is $256.6 million of indebtedness that is collateralized by mortgage liens on 34 of the Properties and home inventory (the "Mortgage Debt") and one $9.6 million capitalized lease obligation. If we fail to meet our obligations under the Mortgage Debt, the lender would be entitled to foreclose on all or some of the Properties securing such debt which could have a material adverse effect on us and our ability to make expected distributions, and could threaten our continued viability.

We are subject to the risks normally associated with debt financing, including the following risks:

- our cash flow may be insufficient to meet required payments of principal and interest, or require us to dedicate a substantial portion of our cash flow to pay our debt and the interest associated with our debt rather than to other areas of our business;
- our existing indebtedness may limit our operating flexibility due to financial and other restrictive covenants, including restrictions on incurring additional debt;
- it may be more difficult for us to obtain additional financing in the future for our operations, working capital requirements, capital expenditures, debt service or other general requirements;
- we may be more vulnerable in the event of adverse economic and industry conditions or a downturn in our business; and
- we may be placed at a competitive disadvantage compared to our competitors that have less debt.

If any of the above risks occurred, our financial condition and results of operations could be materially adversely affected.

We may be able to incur substantially more debt which would increase the risks associated with our substantial leverage.

Despite our current indebtedness levels, we may still be able to incur substantially more debt in the future. If new debt is added to our current debt levels, an even greater portion of our cash flow will be needed to satisfy our debt service obligations. As a result, the related risks that we now face could intensify and increase the risk of a default on our indebtedness.

Our equity investment in Origen Financial, Inc., may subject us to certain risks.

In October 2003, Origen Financial, LLC completed a $150 million recapitalization. In this transaction, we purchased 5,000,000 shares of common stock (representing approximately one-third of the issued and outstanding shares of common stock as of December 31, 2003) of Origen Financial, Inc. for $50 million. Origen is a real estate investment trust in the business of originating, acquiring and servicing manufactured home loans. Our equity investment in Origen is subject to all of the risks associated with Origen's business, including the risks associated with the manufactured housing finance industry. The failure of Origen to achieve its development and operating goals could have a material adverse effect on the value of our investment in Origen

The financial condition and solvency of our borrowers and the market value of our properties may adversely affect our investments in real estate, installment and other loans.

As of December 31, 2003, we had an investment of approximately $41.7 million in real estate loans to several entities and Properties, some of which are secured by a first lien on the underlying property, and others which are secured loans subordinate to the primary lender. Also, as of December 31, 2003, we had outstanding approximately $24.8 million in installment loans to owners of manufactured homes. These installment loans are collateralized by the manufactured homes. We may invest in additional mortgages and installment loans in the future. By virtue of our investment in the mortgages and the loans, we are subject to the following risks of such investment:

- the borrowers may not be able to make debt service payments or pay principal when due;
- the value of property securing the mortgages and loans may be less than the amounts owed; and
- interest rates payable on the mortgages and loans may be lower than our cost of funds.

If any of the above occurred, our business and results of operations could be adversely affected.

Tax Risks

We may suffer adverse tax consequences and be unable to attract capital if we fail to qualify as a REIT.

We believe that since our taxable year ended December 31, 1994, we have been organized and operated, and intend to continue to operate, so as to qualify for taxation as a REIT under the Internal Revenue Code. Although we believe that we have been and will continue to be organized and have operated and will continue to operate so as to qualify for taxation as a REIT, we cannot assure you that we have been or will continue to be organized or operated in a manner to so qualify or remain so qualified. Qualification as a REIT involves the satisfaction of numerous requirements (some on an annual and quarterly basis) established under highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within our control. In addition, frequent changes occur in the area of REIT taxation, which require the Company continually to monitor its tax status.

If we fail to qualify as a REIT in any taxable year, we would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Moreover, unless entitled to relief under certain statutory provisions, we also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. This treatment would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability to us for the years involved. In addition, distributions to stockholders would no longer be required to be made. Even if we qualify for and maintain our REIT status, we will be subject to certain federal, state and local taxes on our property and certain of our operations.

We intend for the Operating Partnership to qualify as a partnership, but we cannot guarantee that it will qualify.

We believe that the Operating Partnership has been organized as a partnership and will qualify for treatment as such under the Code. However, if the Operating Partnership is deemed to be a "publicly traded partnership," it will be treated as a corporation instead of a partnership for federal income tax purposes unless at least 90% of its income is qualifying income as defined in the Internal Revenue Code. The income requirements applicable to REITs and the definition of "qualifying income" for purposes of this 90% test are similar in most respects. Qualifying income for the 90% test generally includes passive income, such as specified types of real property rents, dividends and interest. We believe that the Operating Partnership would meet this 90% test, but we cannot guarantee that it would. If the Operating Partnership were to be taxed as a corporation, it would incur substantial tax liabilities, we would fail to qualify as a REIT for federal income tax purposes, and our ability to raise additional capital could be significantly impaired.

Our ability to accumulate cash is restricted due to certain REIT distribution requirements.

In order to qualify as a REIT, we must distribute to our stockholders at least 90% of our REIT taxable income (calculated without any deduction for dividends paid and excluding net capital gain) and to avoid federal income taxation, our distributions must not be less than 100% of our REIT taxable income, including capital gains. As a result of the distribution requirements, we do not expect to accumulate significant amounts of cash. Accordingly, these distributions could significantly reduce the cash available to us in subsequent periods to fund our operations and future growth.

Business Risks

Some of our directors and officers may have conflicts of interest with respect to certain related party transactions and other business interests.

Ownership of SHS. Gary A. Shiffman, the President, Chief Executive Officer and Chairman of the Board of Directors of the Company, and the Estate of Milton M. Shiffman (former Chairman of the Board), are the owners of all of the outstanding common stock of SHS, and as such are entitled to 5% of the cash flow from the operating activities of SHS (we own 100% of the non-voting preferred stock which entitles us to 95% of such cash flow). SHS is consolidated in our financial statements as of December 31, 2003. Arthur A. Weiss, one of our directors, is also a personal representative of the Estate.

Thus, in all transactions involving SHS, Mr. Shiffman and Mr. Weiss may have a conflict of interest with respect to their respective obligations as an officer and/or director of the Company and Mr. Shiffman's right and the Estate's right to receive a portion of the cash flow from the operating activities of SHS. The following are the current transactions and agreements involving SHS which may present a conflict of interest for Mr. Shiffman and Mr. Weiss:

- the agreement between SHS and Sun for sales, brokerage, and leasing services;
- the intercompany loans from the Operating Partnership to SHS; and
- the ownership and operation of SHS's other subsidiaries, including Sun Water Oak Golf, Inc.

The failure to negotiate these and other transactions or agreements involving SHS on an arm's length basis, or to enforce the material terms of any agreement or arrangement between SHS and us, could have an adverse effect on Sun.

Tax Consequences Upon Sale of Properties. Gary A. Shiffman holds limited partnership interests in the Operating Partnership which were received in connection with the contribution of 24 properties from partnerships previously affiliated with him (the "Sun Partnerships"). Prior to any redemption of these limited partnership interests for our common stock, Mr. Shiffman will have tax consequences different from those of us and our public stockholders on the sale of any of the Sun Partnerships. Four of the properties have been sold to date. Therefore, Mr. Shiffman and the Company may have different objectives regarding the appropriate pricing and timing of any sale of those properties.

Lease of Executive Offices. Gary A. Shiffman, together with certain family members, indirectly owns approximately a 21% equity interest in American Center LLC, the entity from which we lease office space for our principal executive offices. This lease is for an initial term of five years and we have the right to extend the lease for an additional five year term. The annual base rent under this lease begins at $19.25 per square foot (gross) for the first lease year and increases $0.50 per square foot for each successive year of the initial term. Mr. Shiffman may have a conflict of interest with respect to his obligations as an officer and/or director of the Company and his ownership interest in American Center.

We rely on key management.

We are dependent on the efforts of our executive officers, particularly Gary A. Shiffman, Jeffrey P. Jorissen, Brian W. Fannon and Jonathan M. Colman (together, the "Senior Officers"). The loss of services of one or more of our executive officers could have a temporary adverse effect on our operations. We do not currently maintain or contemplate obtaining any "key-man" life insurance on the Senior Officers.

Certain provisions in our governing documents may make it difficult for a third-party to acquire us.

9.8% Ownership Limit. In order to qualify and maintain our qualification as a REIT, not more than 50% of the outstanding shares of our capital stock may be owned, directly or indirectly, by five or fewer individuals. Thus, ownership of more than 9.8% of our outstanding shares of common stock by any single stockholder has been restricted, with certain exceptions, for the purpose of maintaining our qualification as a REIT under the Internal Revenue Code. Such restrictions in our charter do not apply to Gary Shiffman, the Estate of Milton M. Shiffman and Robert B. Bayer, a former director and officer of the Company.

The 9.8% ownership limit, as well as our ability to issue additional shares of common stock or shares of other stock (which may have rights and preferences over the common stock), may discourage a change of control of the Company and may also: (1) deter tender offers for the common stock, which offers may be advantageous to stockholders; and (2) limit the opportunity for stockholders to receive a premium for their common stock that might otherwise exist if an investor were attempting to assemble a block of common stock in excess of 9.8% of the outstanding shares of the Company or otherwise effect a change of control of the Company.

Staggered Board. Our Board of Directors has been divided into three classes of directors. The term of one class will expire each year. Directors for each class will be chosen for a three-year term upon the expiration of such class's term, and the directors in the other two classes will continue in office. The staggered terms for directors may affect the stockholders' ability to change control of the Company even if a change in control were in the stockholders' interest.

Preferred Stock. Our charter authorizes the Board of Directors to issue up to 10,000,000 shares of preferred stock and to establish the preferences and rights (including the right to vote and the right to convert into shares of common stock) of any shares issued. The power to issue preferred stock could have the effect of delaying or preventing a change in control of the Company even if a change in control were in the stockholders' interest.

Rights Plan We adopted a stockholders' rights plan in 1998 that provides our stockholders (other than a stockholder attempting to acquire a 15% or greater interest in the Company) with the right to purchase stock in the Company at a discount in the event any person attempts to acquire a 15% or greater interest in the Company. Because this plan could make it more expensive for a person to acquire a controlling interest in the Company, it could have the effect of delaying or preventing a change in control of the Company even if a change in control were in the stockholders' interest.

Changes in our investment and financing policies may be made without stockholder approval.

Our investment and financing policies, and our policies with respect to certain other activities, including our growth, debt, capitalization, distributions, REIT status, and operating policies, are determined by our Board of Directors. Although the Board of Directors has no present intention to do so, these policies may be amended or revised from time to time at the discretion of the Board of Directors without notice to or a vote of our stockholders. Accordingly, stockholders may not have control over changes in our policies and changes in our policies may not fully serve the interests of all stockholders.

Substantial sales of our common stock could cause our stock price to fall.

Sales of a substantial number of shares of our common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for shares. As of December 31, 2003, up to 3,300,000 shares of our common stock may be issued in the future to the limited partners of the Operating Partnership in exchange for their Common or Convertible Preferred OP Units. These Preferred OP Units are convertible at prices ranging from $44 to $68. The limited partners may sell such shares pursuant to registration rights or an available exemption from registration. Also, Water Oak, Ltd., a former owner of one of the Properties, will be issued Common OP Units with a value of approximately $1,000,000 annually through 2007. In 2008 and 2009, Water Oak, Ltd. will be issued Common OP Units with a value of approximately $1,200,000. In addition, as of December 31, 2003, options to purchase 810,751 shares of our common stock were outstanding under our 1993 Employee Stock Option Plan, our 1993 Non-Employee Director Stock Option Plan and our Long-Term Incentive Plan (the "Plans") and an additional 364,513 shares have been reserved for issuance pursuant to the Plans. No prediction can be made regarding the effect that future sales of shares of our common stock will have on the market price of shares.

An increase in interest rates may have an adverse effect on the price of our common stock.

One of the factors that may influence the price of our common stock in the public market will be the annual distributions to stockholders relative to the prevailing market price of the common stock. An increase in market interest rates may tend to make the common stock less attractive relative to other investments, which could adversely affect the market price of our common stock.

ITEM 2. PROPERTIES

General. As of December 31, 2003, the Properties consisted of 115 manufactured housing communities, five recreational vehicle communities, and seven properties containing both manufactured housing and recreational vehicle sites located in seventeen states concentrated in the midwestern and southeastern United States. As of December 31, 2003, the Properties contained 43,875 developed sites comprised of 38,797 developed manufactured home sites and 5,078 recreational vehicle sites and an additional 6,756 manufactured home sites suitable for development. Most of the Properties include amenities oriented towards family and retirement living. Of the 127 Properties, 61 have more than 300 developed manufactured home sites, with the largest having 913 developed manufactured home sites.

As of December 31, 2003, the Properties had an occupancy rate of 89.5 percent in stabilized communities and 58.7 percent in development communities and the aggregate occupancy rate was 86 percent excluding recreational vehicle sites. Since January 1, 2003, the Properties have averaged an aggregate annual turnover of homes (where the home is moved out of the community) of approximately 3.9 percent and an average annual turnover of residents (where the home is sold and remains within the community, typically without interruption of rental income) of approximately 7.4 percent.

We believe that our Properties' high amenity levels contribute to low turnover and generally high occupancy rates. All of the Properties provide residents with attractive amenities with most offering a clubhouse, a swimming pool, laundry facilities and cable television service. Many Properties offer additional amenities such as sauna/whirlpool spas, tennis, shuffleboard and basketball courts and/or exercise rooms.

We have tried to concentrate our communities within certain geographic areas in order to achieve economies of scale in management and operation. The Properties are principally concentrated in the midwestern and southeastern United States. We believe that geographic diversification will help insulate the portfolio from regional economic influences.

The following table sets forth certain information relating to the properties owned as of December 31, 2003:

Property and Location	Developed Sites as of 12/31/2003	Occupancy as of 12/31/01(1)	Occupancy As of 12/31/02(1)	Occupancy As of 12/31/03(1)
MIDWEST				
Michigan				
Academy/West Pointe Canton, MI	441	98%	98%	96%
Allendale Meadows Mobile Village Allendale, MI	352	96%	93%	88%
Alpine Meadows Mobile Village Grand Rapids, MI	403	96%	96%	94%
Bedford Hills Mobile Village Battle Creek, MI	339	98%	95%	91%
Brentwood Mobile Village Kentwood, MI	195	99%	96%	94%

Property and Location	Developed Sites as of 12/31/2003	Occupancy as of 12/31/01(1)	Occupancy As of 12/31/02(1)	Occupancy As of 12/31/03(1)
Byron Center Mobile Village Byron Center, MI	143	98%	98%	95%
Candlewick Court Manufactured Housing Community Owosso, MI	211	97%	97%	93%
College Park Estates Manufactured Housing Community Canton, MI	230	95%	92%	85%
Continental Estates Manufactured Housing Community Davison, MI	385	84%	79%	70%
Continental North Manufactured Housing Community Davison, MI	474	89%	84%	75%
Country Acres Mobile Village Cadillac, MI	182	96%	95%	93%
Country Meadows Mobile Village Flat Rock, MI	577	99%	98%	94%
Countryside Village Manufactured Housing Community Perry, MI	359	98%	96%	91%
Creekwood Meadows Mobile Home Park Burton, MI	336	88%	85%	74%
Cutler Estates Mobile Village Grand Rapids, MI	259	97%	96%	90%
Davison East Manufactured Housing Community Davison, MI	190	80%	88%	81%
Falcon Pointe (8) East Lansing, MI	62	(3)	(3)	26%(8)
Fisherman's Cove Manufactured Housing Community Flint, MI	162	95%	94%	90%
Grand Mobile Estates Grand Rapids, MI	230	93%	95%	89%
Hamlin Manufactured Housing Community (4) Webberville, MI	170	99%	85%(4)	88%(4)
Kensington Meadows Mobile Home Park Lansing, MI	290	98%	92%	84%
Kings Court Mobile Village Traverse City, MI	639	100%	98%	97%
Knollwood Estates Allendale, MI	161	97%	94%	89%
Lafayette Place Metro Detroit, MI	254	97%	98%	96%
Lincoln Estates Mobile Home Park Holland, MI	191	96%,	95%	95%
Meadow Lake Estates Manufactured Housing White Lake, MI	425	100%	97%	93%
Meadowbrook Estates Manufactured Housing Monroe, MI	453	98%	97%	96%
Presidential Estates Mobile Village Hudsonville, MI	364	99%	95%	89%
Richmond Place Metro Detroit, MI	117	97%	100%	100%
River Haven Village Grand Haven, MI	721	78%	79%	77%
Scio Farms Estates Ann Arbor, MI	913	99%	99%	98%
Sherman Oaks Manufactured Housing Community Jackson, MI	366	97%	94%	88%
St. Clair Place Metro Detroit, MI	100	100%	99%	98%
Sunset Ridge (8) Portland Township, MI	144	13%(8)	45%(8)	71%(8)

Property and Location	Developed Sites as of 12/31/2003	Occupancy as of 12/31/01(1)	Occupancy As of 12/31/02(1)	Occupancy As of 12/31/03(1)
Timberline Estates Manufactured Housing Community Grand Rapids, MI	296	96%	94%	90%
Town & Country Mobile Village Traverse City, MI	192	99%	99%	99%
Village Trails Howard City, MI	100	77%	80%	71%
White Lake Mobile Home Village (4) White Lake, MI	315	85%(4)	96%	96%
White Oak Estates Mt. Morris, MI	480	88%	86%	84%
Windham Hills Estates (4) Jackson, MI	402	91%	82%(4)	73%(4)
Woodhaven Place Metro Detroit, MI	220	100%	98%	98%
Michigan Total	12,843	94%	92%	88%
Indiana				
Brookside Mobile Home Village Goshen, IN	570	93%	88%	81%
Carrington Pointe Ft. Wayne, IN	320	81%	81%	78%
Clear Water Mobile Village South Bend, IN	227	90%	86%	78%
Cobus Green Mobile Home Park Elkhart, IN	386	87%	81%	75%
Deerfield Run Manufactured Home Community (4) Anderson, IN	175	60%(4)	73%(4)	73%(4)
Four Seasons Mobile Home Park Elkhart, IN	218	98%	95%	94%
Holiday Mobile Home Village Elkhart, IN	326	97%	95%	93%
Liberty Farms Communities Valparaiso, IN	220	98%	99%	98%
Maplewood Mobile Home Park Lawrence, IN	207	91%	97%	88%
Meadows Mobile Home Park Nappanee, IN	330	89%	85%	79%
Pebble Creek(8) (9) Greenwood, IN	258	(9)	76%(8)	79%(8)
Pine Hills Mobile Home Subdivision Middlebury, IN	129	96%	95%	84%
Roxbury Park Goshen, IN	398	92%	94%	94%
Timberbrook Mobile Home Park Bristol, IN	567	90%	84%	75%
Valley Brook Mobile Home Park Indianapolis, IN	799	95%	88%	85%
West Glen Village Mobile Home Park Indianapolis, IN	552	98%	96%	88%
Woodlake Estates (4) Ft. Wayne, IN	338	69%(4)	72%(4)	62%(4)
Woods Edge Mobile Village (4) West Lafayette, IN	598	84%(4)	74%(4)	71%(4)
Indiana Total	6,618	90%	86%	81%

Property and Location	Developed Sites as of 12/31/2003	Occupancy as of 12/31/01(1)	Occupancy As of 12/31/02(1)	Occupancy As of 12/31/03(1)
OTHER				
Apple Creek Manufactured Home Community and Self Cincinnati, OH	176	91%	94%	93%
Autumn Ridge Mobile Home Park Ankeny, IA	413	99%	98%	98%
Bell Crossing Manufactured Home Community (4) Clarksville, TN	239	53%(4)	41%(4)	33%(4)
Boulder Ridge (4) Pflugerville, TX	527	98%	85%(4)	69%(4)
Branch Creek Estates Austin, TX	392	100%	98%	95%
Byrne Hill Village Manufactured Home Community Toledo, OH	236	97%	96%	100%
Candlelight Village Mobile Home Park Chicago Heights, IL	309	98%	95%	93%
Casa del Valle (1) Alamo, TX	112/408	100%	100%	100%
Catalina Mobile Home Park Middletown, OH	462	83%	83%	73%
Chisholm Point Estates Pflugerville, TX	416	98%	94%	89%
Comal Farms(8) (9) New Braunfels, TX	349	(9)	43%(8)	48%(8)
Creekside(8) (9) Reidsville, NC	47	(9)	66%(8)	72%(8)
Desert View Village (8) West Wendover, NV	93	25%(8)	40%(8)	48%(8)
Eagle Crest (8) Firestone, CO	318	84%(8)	97%(8)	62%(8)
East Fork(8) (9) Batavia, OH	197	(9)	88%(8)	79%(8)
Edwardsville Mobile Home Park Edwardsville, KS	634	97%	92%	84%
Forest Meadows Philomath, OR	76	83%	92%	91%
Glen Laurel(8) (9) Concord, NC	261	(9)	18%(8)	25%(8)
High Pointe Frederica, DE	411	93%	95%	93%
Kenwood RV and Mobile Home Plaza (7) (1) LaFeria, TX	36/289	100%	100%	100%
Meadowbrook(8) (9) Charlotte, NC	177	(9)	80%(8)	76%(8)
North Point Estates (8) Pueblo, CO	108	38%(8)	50%(8)	35%(8)
Oak Crest (8) Austin, TX	335	(2)	84%(8)	63%(8)
Oakwood Village (4) Dayton, OH	511	73%(4)	74%(4)	77%(4)
Orchard Lake Manufactured Home Community Cincinnati, OH	147	97%	97%	97%

Property and Location	Developed Sites as of 12/31/2003	Occupancy as of 12/31/01(1)	Occupancy As of 12/31/02(1)	Occupancy As of 12/31/03(1)
Pecan Branch (8) Williamson County, TX	69	67%(8)	74%(8)	83%(8)
Pheasant Ridge Manor Township, PA	553	(2)	99%	100%
Pin Oak Parc Mobile Home Park O'Fallon, MO	502	99%	97%	95%
Pine Ridge Mobile Home Park Petersburg, VA	245	98%	95%	94%
River Ranch (8) (9) Austin, TX	121	(9)	(8)	15%(8)
River Ridge (8) Austin, TX	337	(2)	89%(8)	85%(8)
Saddle Brook (8) Austin, TX	258	(2)	39%(8)	40%(8)
Sea Air (7) (1) Rehoboth Beach, DE	370/527	99%	100%	99%
Snow to Sun (7) (1) Weslaco, TX	177/492	100%	99%	100%
Southfork Mobile Home Park Belton, MO	477	95%	90%	84%
Stonebridge(8) (9) San Antonio, TX	340	(9)	83%(8)	59%(8)
Summit Ridge(8) (9) Converse, TX	252	(9)	91%(8)	56%(8)
Sunset Ridge(8) (9) Kyle TX	173	(9)	71%(8)	69%(8)
Sun Villa Estates Reno, NV	324	100%	99%	99%
Timber Ridge Mobile Home Park Ft. Collins, CO	585	99%	98%	97%
Westbrook Village (6) Toledo, OH	344	99%	97%	93%
Westbrook Senior Village Toledo, OH	112	94%	99%	99%
Willowbrook Place Toledo, OH	266	98%	98%	96%
Woodlake Trails(8) (9) San Antonio, TX	133	(9)	44%(8)	79%(8)
Woodland Park Estates Eugene, OR	399	98%	94%	92%
Woodside Terrace Manufactured Home Community Holland, OH	439	98%	96%	95%
Worthington Arms Mobile Home Park Delaware, OH	224	99%	96%	96%
Other Total	14,703	93%	86%	81%
SOUTHEAST				
Florida				
Arbor Terrace RV Park Bradenton, FL	402	(5)	(5)	(5)
Ariana Village Mobile Home Park Lakeland, FL	208	86%	88%	88%
Bonita Lake Resort Bonita Springs, FL	167	(5)	(5)	(5)

Buttonwood Bay (7) (1) Sebring, FL	407/942	100%	100%	100%
Gold Coaster Manufactured Home Community (7) (1) Florida City, FL	323/546	100%	98%	100%
Groves RV Resort Lee County, FL	298	(5)	(5)	(5)
Holly Forest Estates Holly Hill, FL	402	100%	100%	100%
Indian Creek Park (7) (1) Ft. Myers Beach, FL	353/1534	100%	100%	100%
Island Lakes Mobile Home Park Merritt Island, FL	301	100%	100%	100%
Kings Lake Mobile Home Park Debary, FL	245	99%	100%	100%
Lake Juliana Landings Mobile Home Park Auburndale, FL	285	74%	77%	81%
Lake San Marino RV Park Naples, FL	412	(5)	(5)	(5)
Leesburg Landing Lake County, FL	95	68%	69%	73%
Meadowbrook Village Mobile Home Park Tampa, FL	257	99%	99%	98%
Orange Tree Village Mobile Home Park Orange City, FL	246	100%	100%	100%
Royal Country Mobile Home Park Miami, FL	864	99%	100%	100%
Saddle Oak Club Mobile Home Park Ocala, FL	376	100%	100%	100%
Siesta Bay RV Park Ft. Myers Beach, FL	839	(5)	(5)	(5)
Silver Star Mobile Village Orlando, FL	408	98%	99%	98%
Water Oak Country Club Estates Lady Lake, FL	884	100%	100%	100%
Florida Total	9,711	96%	97%	98%
TOTAL/AVERAGE	43,875	93%	90%	86%
TOTAL STABILIZED COMMUNITIES	39,678	94%	92%	89%
TOTAL DEVELOPMENT COMMUNITIES	4,197	45%	65%	59%

(1) Occupancy percentage relates to manufactured housing sites, excluding recreational vehicle sites. Data presented MH Sites/Total Sites.

(2) Acquired in 2002.

(3) Acquired in 2003.

(4) Occupancy in these properties reflects the fact that these communities are in their initial lease-up phase following an expansion.

(5) This Property contains only recreational vehicle sites.

(6) The Company formerly leased this Property and the Company purchased this Property in January 2004.

(7) This Property contains recreational vehicle sites.

(8) Occupancy in these properties reflects the fact that these communities are newly developed from the ground up.

(9) This Property is owned by an affiliate of Sunchamp LLC, an entity in which the Company owns approximately a 66 percent equity interest as of December 31, 2003. Prior to 2002, the Company held a minority interest in Sunchamp LLC and, therefore, did not treat this Property as a Property owned by the Company. As a result, the Company did not report any information in respect of this Property for such periods.

Leases. The typical lease we enter into with a tenant for the rental of a site is month-to-month or year-to-year, renewable upon the consent of both parties, or, in some instances, as provided by statute. In some cases, leases are for one-year terms, with up to ten renewal options exercisable by the tenant, with rent adjusted for increases in the consumer price index. These leases are cancelable for non-payment of rent, violation of community rules and regulations or other specified defaults. During the past five years, on average 3.3 percent of the homes in our communities have been removed by their owners and 7.8 percent of the homes have been sold by their owners to a new owner who then assumes rental obligations as a community resident. The small percentage of homes removed from our communities is impacted by the $3,000 to $8,000 cost to move a home. The above experience can be summarized as follows: the average resident remains in our communities for approximately nine years, while the average home, which gives rise to the rental stream, remains in our communities for approximately thirty years. See "Regulations and Insurance."

ITEM 3. LEGAL PROCEEDINGS

On April 9, 2003, T.J. Holdings, LLC ("TJ Holdings"), a member of Sun/Forest, LLC ("Sun/Forest") (which, in turn, owns an equity interest in SunChamp LLC), filed a complaint against the Company, SunChamp LLC, certain other affiliates of the Company and two directors of Sun Communities, Inc. in the Superior Court of Guilford County, North Carolina. The complaint alleges that the defendants wrongfully deprived the plaintiff of economic opportunities that they took for themselves in contravention of duties allegedly owed to the plaintiff and purports to claim damages of $13.0 million plus an unspecified amount for punitive damages. The Company believes the complaint and the claims threatened therein have no merit and will defend it vigorously.

The Company is involved in various other legal proceedings arising in the ordinary course of business. All such proceedings, taken together, are not expected to have a material adverse impact on our results of operations or financial condition.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable

PART II

ITEM 5. MARKET FOR THE COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock has been listed on the New York Stock Exchange ("NYSE") since December 8, 1993 under the symbol "SUI." On March 1, 2004, the closing sales price of the common stock was $40.97 and the common stock was held by approximately 608 holders of record. The following table sets forth the high and low closing sales prices per share for the common stock for the periods indicated as reported by the NYSE and the distributions per share paid by the Company with respect to each such period.

	High	Low	Distribution
Fiscal Year Ended December 31, 2002			
First Quarter of 2002	40.19	36.73	0.55
Second Quarter of 2002	42.60	39.00	0.58
Third Quarter of 2002	41.93	33.50	0.58
Fourth Quarter of 2002	37.00	32.25	0.58
Fiscal Year Ended December 31, 2003			
First Quarter of 2003	37.92	32.87	0.58
Second Quarter of 2003	40.46	35.75	0.61
Third Quarter of 2003	41.00	37.56	0.61
Fourth Quarter of 2003	40.65	35.78	0.61

Recent Sales of Unregistered Securities

On January 2, 2003, the Operating Partnership issued 41,700 Series B-3 Preferred Units to the members of Willowbrook Co., Ltd, paid approximately $0.9 million in cash and assumed approximately $1.6 million of debt, which was immediately retired, in exchange for property with a net agreed upon value of $6.6 million. On January 5, 2004 the Operating Partnership issued 47,250 Series B-3 Preferred Units to the members of Westbrook Co., Ltd, paid approximately $1.2 million in cash and assumed approximately $4.2 million of debt, which was immediately retired, in exchange for property with a net agreed upon value of $10.1 million. Holders of the Series B-3 Units may redeem the Series B-3 Units (a) within the ninety (90) day period following each of the fifth, sixth, seventh, eighth, ninth and tenth anniversaries of the issuance date, (b) in the event of the death of a holder, and (c) at any time after the tenth anniversary. The redemption price is $100 per Series B-3 Unit. The Operating Partnership has the right to redeem the Series B-3 Units at any time after the tenth anniversary.

In 2003, the Company issued an aggregate of 97,416 shares of its common stock upon conversion of an aggregate of 97,416 partnership units.

All of the above partnership units and shares of common stock were issued in private placements in reliance on Section 4(2) of the Securities Act of 1933, as amended, including Regulation D promulgated thereunder. No underwriters were used in connection with any of such issuances.

Equity Compensation Plan Information

The following table reflects information about the securities authorized for issuance under the Company's equity compensation plans as of December 31, 2003.

	(a)	(b)	(c)
Plan Category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights**	**Weighted-average exercise price of outstanding options, warrants and rights**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column a)**
Equity compensation plans approved by shareholders	723,094	$29.04	364,513
Equity compensation plans not approved by shareholders [1]	87,657	$32.75	0
TOTAL	810,751	$29.44	364,513

[1] On May 29, 1997, the Company established a Long Term Incentive Plan (the "LTIP") pursuant to which all full-time salaried and full-time commission only employees of the Company, excluding the Company's officers, were entitled to receive options to purchase shares of the Company's common stock at $32.75 per share (i.e., the average of the highest and lowest selling prices for the common stock on May 29, 1997), on January 31, 2002. In accordance with the terms of the LTIP, (a) the Company granted the eligible participants options to purchase 167,918 shares of common stock; and (b) each eligible participant received an option to purchase a number of shares of common stock equal to the product of 167,918 and the quotient derived by dividing such participant's total compensation during the period beginning on January 1, 1997 and ending on December 31, 2001 (the "Award Period") by the aggregate compensation of all of the eligible participants during the Award Period.

ITEM 6. SELECTED FINANCIAL DATA

	Year Ended December 31,				
	2003 [c]	2002 [b]	2001 [b]	2000 [b]	1999 [b]
	(In thousands except for per share and other data)				
REVENUES					
Income from rental property	$ 159,115	$ 149,875	$ 136,969	$ 129,279	$ 122,385
Revenues from home sales	19,516	-	-	-	-
Ancillary service revenues, net	3,409	-	-	-	-
Interest	11,354	7,990	10,305	9,386	6,101
Other income (loss)	(4,256)	2,304	3,695	4,112	1,703
Total revenues	189,138	160,169	150,969	142,777	130,189
COSTS AND EXPENSES					
Property operating and maintenance	39,837	33,751	29,258	27,832	26,574
Cost of home sales	13,879	-	-	-	-
Real estate taxes	11,746	10,217	9,162	8,768	8,579
Selling, general and administrative	18,181	7,722	7,373	7,013	6,320
Depreciation and amortization	44,120	37,900	32,716	29,900	27,829
Interest	36,680	32,375	31,016	29,651	27,289
Total expenses	164,443	121,965	109,525	103,164	96,591
Equity income (loss) from affiliates	667	(16,627) [a]	131	607	1,726
Income from operations	25,362	21,577	41,575	40,220	35,324
Less income allocated to minority interest:	11,620	9,605	13,150	12,837	8,168
Income from continuing operations	13,742	11,972	28,425	27,383	27,156
Income from discontinued operations	9,972	1,620	5,485	5,911	1,933
Net income	$ 23,714	$ 13,592	$ 33,910	$ 33,294	$ 29,089
Weighted average common shares outstanding:					
Basic	18,206	17,595	17,258	17,304	17,191
Diluted	18,345	17,781	17,440	17,390	17,343
Basic earnings per share:					
Continuing operations	$ 0.75	$ 0.68	$ 1.64	$ 1.58	$ 1.58
Discontinued operations	0.55	0.09	0.32	0.34	0.11
Net income	$ 1.30	$ 0.77	$ 1.96	$ 1.92	$ 1.69
Diluted earnings per share:					
Continuing operations	$ 0.75	$ 0.67	$ 1.63	$ 1.57	$ 1.57
Discontinued operations	0.54	0.09	0.31	0.34	0.11
Net income	$ 1.29	$ 0.76	$ 1.94	$ 1.91	$ 1.68
Distributions per common share	$ 2.41	$ 2.29	$ 2.18	$ 2.10	$ 2.02

ITEM 6. SELECTED FINANCIAL DATA

	Year Ended December 31,				
	2003	2002	2001	2000	1999
	(In thousands except for per share and other data)				
Balance sheet data:					
Rental property, before accumulated depreciation	$ 1,220,405	$ 1,174,837	$ 969,936	$ 867,377	$ 847,696
Total assets	$ 1,221,574	$ 1,163,976	$ 994,449	$ 966,628	$ 904,032
Total debt	$ 773,328	$ 667,373	$ 495,198	$ 464,508	$ 401,564
Stockholders' equity	$ 326,610	$ 319,532	$ 329,641	$ 336,034	$ 338,358
Other data (at end of period):					
Total properties	127	129	116	109	110
Total Sites	43,875	43,959	40,544	38,282	38,217

[a] Included in equity income (loss) from affiliates in 2002 is a $13.6 million valuation adjustment of the Company's investment in Origen.

[b] Revenues and expenses for the years ended December 31, 2002, 2001, 2000 and 1999 have been restated to reflect the reclassifications required under SFAS No. 144 for the four properties sold in 2003.

[c] Selected financial data for 2003 includes amounts from SHS which was consolidated during 2003.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The following discussion and analysis of the consolidated financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and notes thereto elsewhere herein.

The Company is a fully integrated, self-administered and self-managed REIT which owns, operates, develops and finances manufactured housing communities concentrated in the midwestern and southeastern United States. As of December 31, 2003, the Company owned and operated a portfolio of 127 developed properties located in seventeen states, including 115 manufactured housing communities, five recreational vehicle communities, and seven properties containing both manufactured housing and recreational vehicle sites.

During 2003, the Company acquired one manufactured housing community located in East Lansing, Michigan, comprising 62 developed sites and 182 sites suitable for development for $4.5 million, and the Company sold four manufactured housing communities located in Michigan and Illinois which comprised 731 sites for $24.8 million.

The Company has been experiencing increased vacancies due primarily to the glut of repossessed homes caused by lax credit standards in the mid to late 1990's. As lenders recognize their problems and repossess homes, the Company's vacancies rise. Industry estimates are that such conditions are abating and the number of repossessed homes in 2004 will approximate 60,000, roughly one-half of the number in recent years. This abatement should have positive effects on new home sales which fill sites in the Company's communities.

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses the Company's consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. In preparing these financial statements, management has made its best estimates and judgment of certain amounts included in the financial statements. Nevertheless, actual results may differ from these estimates under different assumptions or conditions.

Management believes the following significant accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements:

Impairment of Long-Lived Assets. Rental property is recorded at cost, less accumulated depreciation. Management evaluates the recoverability of its investment in rental property whenever events or changes in circumstances, such as recent operating results, expected net operating cash flow and plans for future operations, indicate that full asset recoverability is questionable. If such assets were deemed to be impaired as a result of this measurement, the impairment that would be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset as determined on a discounted net cash flow basis.

Notes Receivable. The Company evaluates the recoverability of its notes receivable whenever events occur or there are changes in circumstances such that management believes it is probable that it will be unable to collect all amounts due according to the contractual terms of the loan agreement. The loan is then measured based on the present value of the expected future cash flow discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent.

Depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. The Company uses a thirty year useful life for land improvements and buildings and a seven to fifteen year useful life for furniture, fixtures and equipment.

Revenue Recognition. Rental income attributable to leases is recorded on a straight-line basis when earned from tenants. Leases entered into by tenants generally range from month-to-month to one year and are renewable by mutual agreement of the Company and the resident.

Capitalized Costs. The Company capitalizes certain costs (including interest and other costs) incurred in connection with the development, redevelopment, capital enhancement and leasing of its properties. Management is required to use professional judgment in determining whether such costs meet the criteria for immediate expense or capitalization. The amounts are dependent on the volume and timing of such activities and the costs associated with such activities. Maintenance, repairs and minor improvements to properties are expensed when incurred. Renovations and improvements to properties are capitalized and depreciated over their estimated useful lives and construction costs related to the development of new community or expansion sites are capitalized until the property is substantially complete. Certain expenditures to dealers and residents related to obtaining lessees in our communities are capitalized and amortized over a seven year period; shorter than the average resident's occupancy in the home and the average term that the home is in our community. Costs associated with implementing the Company's new computer systems are capitalized and amortized over the estimated useful lives of the related software and hardware.

Derivative Instruments and Hedging Activities. The Company has entered into three interest rate swap agreements to offset interest rate risk. The Company does not enter into derivative transactions for speculative purposes. The Company adjusts its balance sheet on an ongoing quarterly basis to reflect current fair market value of its derivatives. Changes in the fair value of derivatives are recorded each period in earnings or comprehensive income, as appropriate. The ineffective portion of the hedge is immediately recognized in earnings to the extent that the change in value of a derivative does not perfectly offset the change in value of the instrument being hedged. The unrealized gains and losses held in accumulated other comprehensive income will be reclassified to earnings over time and occurs when the hedged items are also recognized in earnings. The Company uses standard market conventions to determine the fair values of derivative instruments, including the quoted market prices or quotes from brokers or dealers for the same or similar instruments. All methods of assessing fair value result in a general approximation of value and such value may never actually be realized.

Deferred Tax Assets. SHS currently has significant deferred tax assets, which are subject to periodic recoverability assessments. SHS has recognized deferred tax assets of $2.0 million, net of a valuation reserve of $3.0 million. Realization of these deferred tax assets is principally dependent upon SHS's achievement of expected future taxable income. Judgments regarding future profitability may change due to future market conditions, SHS's ability to continue to successfully execute its business plan, and other factors.

Income Taxes. The Company has elected to be taxed as a REIT as defined under Section 856(c) of the Internal Revenue Code of 1986, as amended. In order for the Company to qualify as a REIT, at least ninety-five percent (95%) of the Company's gross income in any year must be derived from qualifying sources. As a REIT, the Company generally will not be subject to U.S. Federal income taxes at the corporate level if it distributes at least ninety percent (90%) of its REIT ordinary taxable income to its stockholders, which it fully intends to do. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to Federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. The Company remains subject to certain state and local taxes on its income and property as well as Federal income and excise taxes on its undistributed income.

Results of Operations

Comparison of year ended December 31, 2003 to year ended December 31, 2002

For the year ended December 31, 2003, income from operations increased by $3.8 million from $21.6 million to $25.4 million, when compared to the year ended December 31, 2002. The increase was due to increased revenues of $29.0 million and increased results from affiliates of $17.3 million partially offset by increased expenses of $42.5 million. The year 2003 included SHS on a consolidated basis as discussed below.

Income from rental property increased by $9.2 million from $149.9 million to $159.1 million, or 6.2 percent, due to rent increases and other community revenues ($3.4 million) and acquisitions ($5.8 million).

Interest income increased by $3.4 million from $8.0 million to $11.4 million, or 42.1 percent, due principally to larger outstanding balances of notes and investments at higher rates of interest.

Other operating income decreased by $6.6 million from $2.3 million to ($4.3) million, due primarily to reduced development fee income and a $4.9 million write down of an impaired asset.

The remaining revenue increases of $22.9 million relate to the consolidation of Sun Home Services which is discussed in detail below.

Property operating and maintenance expenses increased by $6.1 million from $33.7 million to $39.8 million, or 18.0 percent. The increase was primarily due to increases in utility costs ($1.8 million) and increases in repair and maintenance expenses ($1.3 million). Acquisitions during 2002 and the consolidation of SunChamp properties accounted for the remaining increase of $3.0 million.

Real estate taxes increased by $1.5 million from $10.2 million to $11.7 million, or 15.0 percent due to acquisitions made in 2002 ($0.7 million) and increases in assessments and tax rate ($0.8 million).

Selling general, and administrative expenses increased by $10.4 million from $7.7 million to $18.1 million, due to the consolidation of Sun Home Services ($7.6 million), professional fees ($0.4 million), expenses related to office relocation ($0.2 million), Michigan Single Business tax ($0.2 million), compensation expenses, including benefits, primarily related to the SunChamp acquisition and a systems conversion ($1.7 million), and assorted other minor increases ($0.3 million).

Depreciation and amortization increased by $6.2 million from $37.9 million to $44.1 million, or 16.4 percent, due primarily to the consolidation of Sun Home Services ($1.0 million) and additional investment in rental property.

Interest expense increased by $4.3 million from $32.4 million to $36.7 million, or 13.3 percent, due to increased debt levels partially offset by lower interest rates ($1.5 million), decreased capitalized interest ($0.8 million), an increase in financing costs ($0.6 million), and an increase in interest rates related to fixing rates on $75.0 million of debt ($2.7 million). These increases were partially offset by $1.3 million of income related primarily to the change in market value of an interest rate swap contract that does not qualify for hedge accounting.

Equity income from affiliates of $0.7 million represents the Company's one-third interest in the operations of Origen for its initial operating period after a recapitalization in October, 2003.

The remaining expense increase of $13.9 million relates to the consolidation of Sun Home Services which is discussed in detail below.

Sun Home Services

Prior to January 1, 2003, the results of operations of Sun Home Services were accounted for using the equity method and reported as a single line item called equity in income from affiliates. As the Company is the primary beneficiary of the results of operations of Sun Home Services, it is appropriate to consolidate Sun Home Services at December 31, 2003. This has no effect on previously reported net income.

The following table summarizes certain financial and statistical data for Sun Home Services for the years ended December 31, 2003 and 2002:

	2003	2002 (Pro Forma)	Increase/ (Decrease)	Percent Change
New home sales revenues	$ 13,169	$ 15,890	$ (2,721)	(17.1%)
Cost of sales	9,159	12,907	(3,748)	(29.0%)
Gross profit	4,010	2,983	1,027	34.4%
Pre-owned home sales revenues	$ 6,347	$ 3,214	$ 3,133	97.5%
Cost of sales	4,720	2,586	2,134	82.5%
Gross profit	1,627	628	999	159.1%
Ancillary revenue, net	$ 3,409	$ 1,519	$ 1,890	124.4%
Home sales volumes:				
New homes	257	286	(29)	(10.1%)
Pre-owned homes	283	174	109	62.6%

New home sales declined by 10.1 percent, while revenues and costs of sales declined by 17.1 and 29.0 percent, respectively. Gross profit increased by 34.4 percent as cost of sales declined by more than revenues due to the purchase of new homes at a substantial discount. Pre-owned home unit sales increased by 62.6 percent while revenues and cost of sales increased by 97.5 percent and 82.5 percent, respectively. Gross profit increased by 159.1 percent as revenues grew more than cost of sales due to strong demand for the value in pre-owned homes.

The increase in ancillary revenue, net, is primarily due to increased activity in the Company's rental home program.

Comparison of year ended December 31, 2002 to year ended December 31, 2001

For the year ended December 31, 2002, income from operations decreased by $20.0 million from $41.6 million to $21.6 million, when compared to the year ended December 31, 2001. The decrease was due to increased expenses of $12.5 million, increased revenues of $9.2 million and increased loss from affiliates of $16.7 million as described in more detail below.

Income from rental property increased by $12.9 million from $137.0 million to $149.9 million, or 9.4 percent, due to rent increases and other community revenues ($5.9 million) and acquisitions ($7.0 million).

Interest income decreased by $2.3 million from $10.3 million to $8.0 million, or 22.5 percent, due primarily to a decrease in interest earning notes and receivables.

Other income decreased by $1.4 million from $3.7 million to $2.3 million, or 37.8 percent, due primarily to reduced development fee income.

Property operating and maintenance expenses increased by $4.4 million from $29.3 million to $33.7 million, or 15.0 percent, due to acquired communities ($1.9 million) and increases in costs including payroll ($1.2 million), workers' compensation ($0.5 million), and cable television ($0.3 million), and other expenses ($0.5 million).

Real estate taxes increased by $1.0 million from $9.2 million to $10.2 million, or 11.5 percent due to acquired communities ($0.5 million) and changes in certain assessments.

General and administrative expenses increased by $0.3 million from $7.4 million to $7.7 million, representing 4.8 percent and 4.9 percent of total revenues in 2002 and 2001, respectively.

Depreciation and amortization increased by $5.2 million from $32.7 million to $37.9 million, due primarily to the net additional investments in rental properties.

Interest expense increased by $1.4 million from $31.0 million to $32.4 million due primarily to financing additional investments in rental property ($6.0 million), offset by decreasing rates on variable rate debt ($4.9 million).

Equity loss from affiliates increased by $16.7 million from income of $0.1 million to a loss of $16.6 million primarily due to equity losses at SHS ($0.7 million), SunChamp ($0.4 million) and Origen ($1.7 million) and the valuation adjustment of the Company's investment in Origen ($13.6 million) and a technology investment ($0.3 million).

Same Property Information

The following table reflects property-level financial information as of and for the years ended December 31, 2003 and 2002. The "Same Property" data represents information regarding the operation of communities owned as of January 1, 2002 and December 31, 2003. Site, occupancy, and rent data for those communities is presented as of the last day of each period presented. The "Total Portfolio" column differentiates from the "Same Property" column by including financial information for properties acquired after January 1, 2002 and new development communities.

	Same Property [3]		Total Portfolio	
	2003	2002	2003	2002
	(in thousands)		(in thousands)	
Income from property	$ 135,220	$ 132,100	$ 159,115	$ 149,875
Property operating expenses				
Property operating and maintenance	26,663	24,865	39,837	33,751
Real estate taxes	10,578	9,892	11,746	10,217
Property operating expenses	37,241	34,757	51,583	43,968
Property net operating income [2]	$ 97,979	$ 97,343	$ 107,532	$ 105,907
Number of properties	105	105	127	129
Developed sites	38,255	38,253	43,875	43,959
Occupied sites	33,533	34,514	36,361	38,940
Occupancy %	89.1% [1]	92.0% [1]	86.1% [1]	89.9%
Weighted Average monthly rent per site	$328 [1]	$315 [1]	$328 [1]	$315
Sites available for development	1,545	2,018	6,756	7,642
Sites planned for development in next year	30	99	258	175

(1) Occupancy % and weighted average rent relates to manufactured housing sites, excluding recreational vehicle sites.

(2) Investors in and analysts following the real estate industry utilize net operating income ("NOI") as a supplemental performance measure. The Company considers NOI, given its wide use by and relevance to investors and analysts, an appropriate supplemental measure to net income because NOI provides a measure of rental operations and does not factor in depreciation/amortization and non-property specific expenses such as general and administrative expenses.

(3) Same property information does not include properties sold during the year ended December 31, 2003.

On a same property basis, property net operating income increased by $0.6 million from $97.3 million to $97.9 million, or 0.6 percent. Income from property increased by $3.1 million from $132.1 million to $135.2 million, or 2.3 percent, due primarily to increases in rents including water and property tax pass through.

Property operating expenses increased by $1.8 million from $24.9 million to $26.7 million, or 7.2 percent, due to increases in real estate taxes ($0.7 million), repair and maintenance ($0.9 million), and payroll ($0.2 million).

Liquidity and Capital Resources

The Company's principal liquidity demands have historically been, and are expected to continue to be, distributions to the Company's stockholders and the Operating Partnership's unitholders, property acquisitions, development and expansion of properties, capital improvements of properties and debt repayment.

The Company expects to meet its short-term liquidity requirements through its working capital provided by operating activities and its line of credit, as described below. The Company considers its ability to generate cash from operations (anticipated to be approximately $70 million) to be adequate to meet all operating requirements, including recurring capital improvements, routinely amortizing debt and other normally recurring expenditures of a capital nature, pay dividends to its stockholders to maintain qualification as a REIT in accordance with the Internal Revenue Code and make distributions to the Operating Partnership's unitholders.

The Company plans to invest approximately $5.0 million in developments consisting of expansions to existing communities and the continuing development of new communities. The Company expects to finance these investments by using net cash flows provided by operating activities and by drawing upon its line of credit.

Furthermore, the Company expects to invest in the range of $20.0 to $40.0 million in the acquisition of individual properties in 2004, depending upon market conditions. The Company plans to finance these investments by using net cash flows provided by operating activities and by drawing upon its line of credit.

Cash and cash equivalents increased by $21.4 million to $24.1 million at December 31, 2003 compared to $2.7 million at December 31, 2002 due to the net proceeds received from the sale of four properties. Net cash provided by operating activities increased by $12.3 million to $63.3 million for the year ended December 31, 2003 compared to $51.0 million for the year ended December 31, 2002. The increase resulted primarily from increased net income, higher depreciation, the effect of consolidating SHS, and changes in other miscellaneous asset and liabilities accounts.

The Company's net cash flows provided by operating activities may be adversely impacted by, among other things: (a) the market and economic conditions in the Company's markets; (b) lower occupancy rates of the Properties; (c) increased operating costs, including insurance premiums, real estate taxes and utilities, that cannot be passed on to the Company's tenants; and (d) decreased sales of manufactured homes. See "Factors that May Affect Future Results."

In October 2003, the Company acquired a community in East Lansing, MI and financed the acquisition with a mortgage for $2.3 million and the remainder in cash.

The Company entered into a $25 million loan facility in September of 2003, of which $25 million was available to be borrowed at December 31, 2003. Borrowings bear an interest rate of Federal Funds Effective Rate plus .85% and mature on March 24, 2004.

In April 2003 the Company issued $150 million of 5.75 percent senior notes, due April 15, 2010, and used the proceeds from the offering to retire the bridge loan of $48 million and senior notes of $85 million which matured on April 30 and May 1, 2003, respectively. The remaining proceeds paid down the Company's line of credit.

The Company has a $105 million unsecured line of credit facility, which matures in July 2005, with a one-year optional extension. At December 31, 2003, the average interest rate of outstanding borrowings under the line of credit was 2.05%, $99 million was outstanding and $6 million was available to be drawn under the facility. The line of credit facility contains various leverage, debt service coverage, net worth maintenance and other customary covenants all of which the Company was in compliance with at December 31, 2003.

The Company's primary long-term liquidity needs are principal payments on outstanding indebtedness. At December 31, 2003, the Company's outstanding contractual obligations were as follows:

		Payments Due By Period (in thousands)			
Contractual Cash Obligations	**Total Due**	**1 year**	**2-3 years**	**4-5 years**	**After 5 years**
Line of credit	$ 99,000	$ -	$ 99,000	$ -	$ -
Collateralized term loan	41,547	706	1,569	39,272	-
Collateralized term loan - FNMA	152,363	-	-	-	152,363
Senior notes [(1)]	350,000	-	65,000	135,000	150,000
Mortgage notes, other	62,664	24,823	12,276	8,008	17,557
Capitalized lease obligations	9,606	9,606	-	-	-
Redeemable Preferred OP Units	58,148	-	8,176	4,500	45,472
	$ 773,328	$ 35,135	$ 186,021	$ 186,780	$ 365,392

(1) The provisions of the callable/redeemable $65 million notes are such that the maturity date will likely be 2005 if the 10-year treasury rate is greater than 5.7% on May 16, 2005. The maturity is reflected in the above table based on that assumption.

The Company anticipates meeting its long-term liquidity requirements, such as scheduled debt maturities, large property acquisitions and Operating Partnership unit redemptions, through the issuance of debt or equity securities, including equity units in the Operating Partnership, or from selective asset sales. Since 1993, the Company has raised, in the aggregate, nearly $1 billion from the sale of shares of its common stock, from the sale of OP units in the Operating Partnership, and the issuance of secured and unsecured debt securities. In addition, at December 31, 2003, 92 of the Properties were unencumbered by debt, therefore, providing substantial financial flexibility. The ability of the Company to finance its long-term liquidity requirements in such manner will be affected by numerous economic factors affecting the manufactured housing community industry at the time, including the availability and cost of mortgage debt, the financial condition of the Company, the operating history of the Properties, the state of the debt and equity markets, and the general national, regional and local economic conditions. See "Factors that May Affect Future Results". If the Company is unable to obtain additional equity or debt financing on acceptable terms, the Company's business, results of operations and financial condition will be harmed.

Included in debt are $35.8 million of Preferred OP Units which would require collateralization were the Company to no longer be classified as investment grade by the rating agencies.

At December 31, 2003, the Company's debt to total market capitalization approximated 46.0 percent (assuming conversion of all Common OP Units to shares of common stock). The debt has a weighted average maturity of approximately 5.2 years and a weighted average interest rate of 5.4 percent.

Capital expenditures for the years ended December 31, 2003 and 2002 included recurring capital expenditures of $6.5 million (excluding $1.7 million related to a main office relocation and $3.4 million related to a software conversion) and $7.1 million, respectively.

Net cash used in investing activities was $58.9 million for the year ended December 31, 2003 compared to $168.9 million in the prior year. The differences are due to: decreased investment in rental properties of $37.0 million; increased proceeds from property disposition of $19.3 million; increased repayments of notes receivables of $49.5 million; and decreased investment in and advances to affiliates of $4.2 million. Included in proceeds from property dispositions is $22.5 million of proceeds deposited with an intermediary for Section 1031 exchange purposes. These sales proceeds will be disbursed as the Company exchanges properties under Section 1031 of the Internal Revenue Code.

Net cash provided by financing activities was $17.0 million for the year ended December 31, 2003, compared to $116.0 million in the prior year. The differences were primarily due to changes in net proceeds from notes payable, inclusive of borrowings on line of credit, of $109.6 million, increased distributions of $2.4 million, offset by changes in net proceeds from common stock issuance of $12.4 million and changes in payments of deferred financing costs of $0.6 million.

Ratio of Earnings to Fixed Charges

The Company's ratio of earnings to fixed charges for the years ended December 31, 2003, 2002, and 2001 was 1.29:1, 1.68:1 and 1.73:1 respectively.

Inflation

Most of the leases allow for periodic rent increases which provide the Company with the opportunity to achieve increases in rental income as each lease expires. Such types of leases generally minimize the risk of inflation to the Company.

Safe Harbor Statement

This Form 10-K contains various "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, and the Company intends that such forward-looking statements will be subject to the safe harbors created thereby. For this purpose, any statements contained in this press release that relate to prospective events or developments are deemed to be forward-looking statements. Words such as "believes," "forecasts," "anticipates," "intends," "plans," "expects," "will" and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect the Company's current views with respect to future events and financial performance, but involve known and unknown risks and uncertainties, both general and specific to the matters discussed in this press release. These risks and uncertainties may cause the actual results of the Company to be materially different from any future results expressed or implied by such forward looking statements. Such risks and uncertainties include the national, regional and local economic climates, the ability to maintain rental rates and occupancy levels, competitive market forces, changes in market rates of interest, the ability of manufactured home buyers to obtain financing, the level of repossessions by manufactured home lenders and those referenced under the headings entitled "Factors That May Affect Future Results" or "Risk Factors" contained in this Form 10-K and the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained in this Form 10-K speak only as of the date hereof and the Company expressly disclaims any obligation to provide public updates, revisions or amendments to any forward-looking statements made herein to reflect changes in the Company's expectations of future events.

Recent Accounting Pronouncements

In May 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" which establishes standards for how financial instruments that have characteristics of both liabilities and equity instruments should be classified on the balance sheet. The requirements of SFAS 150 generally outline that financial instruments that give the issuer a choice of settling an obligation with a variable number of securities or settling an obligation with a transfer of assets or any mandatorily redeemable security should be classified as a liability on the balance sheet. The Company has reclassified mandatorily redeemable preferred operating partnership units of $58.1 million into debt as of December 31, 2003. The reclassification had no effect on the Company's compliance with the covenant requirements of its credit agreements.

In April 2003, FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." The statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statements No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. In addition, all provisions of this Statement should be applied prospectively. The provisions of this Statement that relate to Statement 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. The adoption of this Statement did not have a significant impact on the financial position or results of the operations of the Company.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." The objective of this interpretation is to provide guidance on how to identify a variable interest entity ("VIE") and determine when the assets, liabilities, non-controlling interests and results of operations of a VIE need to be included in a company's consolidated financial statements. A company that holds variable interests in an entity will need to consolidate the entity if the company's interest in the VIE is such that the company will absorb a majority of the VIE's expected losses and/or receive a majority of the VIE's expected residual returns, if they occur. FIN 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. The provisions of this interpretation apply to the end of the first interim period or annual period ending after December 15, 2003 (i.e., December 31, 2003) to VIEs in which a company holds a variable interest that it acquired before February 1, 2003. The Company has consolidated SHS in its financial reporting beginning December 31, 2003.

Other

Funds from operations ("FFO") is defined by the National Association of Real Estate Investment Trusts ("NAREIT") as "net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of property, plus rental property depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures." Industry analysts consider FFO to be an appropriate supplemental measure of the operating performance of an equity REIT primarily because the computation of FFO excludes historical cost depreciation as an expense and thereby facilitates the comparison of REITs which have different cost bases in their assets. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time, whereas real estate values have instead historically risen or fallen based upon market conditions. FFO does not represent cash flow from operations as defined by generally accepted accounting principles and is a supplemental measure of performance that does not replace net income as a measure of performance or net cash provided by operating activities as a measure of liquidity. In addition, FFO is not intended as a measure of a REIT's ability to meet debt principal repayments and other cash requirements, nor as a measure of working capital. The following table reconciles net income to FFO and calculates FFO data for both basic and diluted purposes for the years ended December 31, 2003, 2002, 2001 (in thousands):

SUN COMMUNITIES, INC.
RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS
(Amounts in thousands, except for per share/OP unit amounts)

	2003	2002	2001
Net income	$ 23,714	$ 13,592	$ 33,910
Adjustments			
Depreciation and amortization	43,458	38,262	33,050
Valuation adjustment [1]	(879)	449	0
Allocation of SunChamp losses [2]	4,548	1,315	0
(Gain) loss on dispositions and impairments, net	(3,658)	13,612	(4,275)
Income allocated to common minority interests	3,274	2,003	5,401
Funds from Operations (FFO)	$ 70,457	$ 69,233	$ 68,086
FFO - Continuing Operations	$ 68,537	$ 67,055	$ 65,889
FFO - Discontinued Operations	$ 1,920	$ 2,178	$ 2,197
Weighted average common shares/OP Units outstanding:			
Basic	20,717	20,177	19,907
Diluted	20,856	20,363	20,089
Continuing Operations:			
FFO per weighted average Common Share/OP Unit - Basic	$ 3.31	$ 3.32	$ 3.31
FFO per weighted average Common Share/OP Unit - Diluted	$ 3.29	$ 3.29	$ 3.28
Discontinued Operations:			
FFO per weighted average Common Share/OP Unit - Basic	$ 0.09	$ 0.11	$ 0.11
FFO per weighted average Common Share/OP Unit - Diluted	$ 0.09	$ 0.11	$ 0.11
Total Operations:			
FFO per weighted average Common Share/OP Unit - Basic	$ 3.40	$ 3.43	$ 3.42
FFO per weighted average Common Share/OP Unit - Diluted	$ 3.38	$ 3.40	$ 3.39

[1] The Company entered into three interest rate swaps and an interest rate cap agreement. The valuation adjustment reflects the theoretical noncash profit and loss were those hedging transactions terminated at the balance sheet date. As the Company has no expectation of terminating the transactions prior to maturity, the net of these noncash valuation adjustments will be zero at the various maturities. As any imperfection related to hedging correlation in these swaps is reflected currently in cash as interest, the valuation adjustments are excluded from Funds from Operations. The valuation adjustment is included in interest expense.

[2] The Company acquired the equity interest of another investor in SunChamp in December 2002. Consideration consisted of a long-term note payable at net book value. Although the adjustment for the allocation of the SunChamp losses (based on SunChamp as a stand-alone entity) is not reflected in the accompanying financial statements, management believes that it is appropriate to provide for this adjustment because the Company's payment obligations with respect to the note are subordinate in all respects to the return of the members' equity (including the gross book value of the acquired equity) plus a preferred return. As a result, the losses that are allocated to the Company from SunChamp as a stand-alone entity under generally accepted accounting principles are effectively reallocated to the note for purposes of calculating Funds from Operations. At December 31, 2003, the remaining balance on the SunChamp note is approximately $0.3 million.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company's principal market risk exposure is interest rate risk. The Company mitigates this risk by maintaining prudent amounts of leverage, minimizing capital costs and interest expense while continuously evaluating all available debt and equity resources and following established risk management policies and procedures, which include the periodic use of derivatives. The Company's primary strategy in entering into derivative contracts is to minimize the variability that changes in interest rates could have on its future cash flows. The Company generally employs derivative instruments that effectively convert a portion of its variable rate debt to fixed rate debt. The Company does not enter into derivative instruments for speculative purposes.

The Company has entered into three separate interest rate swap agreements and an interest rate cap agreement. One of the swap agreements fixes $25 million of variable rate borrowings at 4.93 percent for the period April 2003 through July 2009, another of the swap agreements fixes $25 million of variable rate borrowings at 5.37 percent for the period April 2003 through July 2012 and the third swap agreement, which is only effective for so long as 90-day LIBOR is 7 percent or less, fixes $25 million of variable rate borrowings at 3.97 percent for the period April 2003 through July 2007. The interest rate cap agreement has a cap rate of 9.49 percent, a notional amount of $152.4 million and a termination date of April 13, 2006. Each of the Company's derivative contracts is based upon 90-day LIBOR.

The Company's remaining variable rate debt totals $196.6 million as of December 31, 2003 which bears interest at various LIBOR or FNMA Discounted Mortgage Backed Securities ("DMBS") rates. If LIBOR or DMBS increased or decreased by 1.0 percent during the years ended December 31, 2003 and 2002, the Company believes its interest expense would have increased or decreased by approximately $2.2 million and $1.7 million, respectively, based on the $215.3 million and $171.3 million average balance outstanding under the Company's variable rate debt facilities for the year ended December 31, 2003 and 2002, respectively.

Additionally, the Company had $32.1 million and $27.3 million LIBOR based variable rate mortgage and other notes receivable as of December 31, 2003 and 2002. If LIBOR increased or decreased by 1.0 percent during the years ended December 31, 2003 and 2002, the Company believes interest income would have increased or decreased by approximately $0.30 million and $0.37 million, respectively, based on the $30.2 million and $36.7 million average balance outstanding on all variable rate notes receivable for the year ended December 31, 2003 and 2002, respectively.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Financial statements and supplementary data are filed herewith under Item 15.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We have previously reported the information required by this item in a current report on Form 8-K initially filed with the SEC on July 14, 2003, as amended by Form 8-K/A filed with the SEC on July 15, 2003.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer, Gary A. Shiffman, and Chief Financial Officer, Jeffrey P. Jorissen, the Company evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this Form 10-K, pursuant to Rule 13a-15 of the Securities Exchange Act of 1934 (the "Exchange Act"). Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective to ensure that information the Company is required to disclose in its filings with the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and to ensure that information required to be disclosed by the Company in the reports that it files under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) There have been no significant changes in the Company's internal control over financial reporting during the quarterly period ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

The information required by **Items 10, 11, 12, 13, and 14** will be included in the Company's proxy statement for its 2004 Annual Meeting of Shareholders, and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) The following documents are filed herewith as part of this Form 10-K:

(1) A list of the financial statements required to be filed as a part of this Form 10-K is shown in the "Index to the Consolidated Financial Statements and Financial Statement Schedule" filed herewith.

(2) A list of the financial statement schedules required to be filed as a part of this Form 10-K is shown in the "Index to the Consolidated Financial Statements and Financial Statement Schedule" filed herewith.

(3) A list of the exhibits required by Item 601 of Regulation S-K to be filed as a part of this Form 10-K is shown on the "Exhibit Index" filed herewith.

(b) Reports on Form 8-K:

(1) Form 8-K, dated October 2, 2003, filed for the purpose of reporting, under Item 5 – Other Events, the Company's investment in Origen Financial, Inc.

(2) Form 8-K, dated October 29, 2003, furnished for the purpose of reporting, under Item 12 - Results of Operations and Financial Condition, the Company's 2003 third quarter earnings and results of operations.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2004

SUN COMMUNITIES, INC., a
Maryland corporation

By:/s/ Gary A. Shiffman
Gary A. Shiffman, Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	**Title**	**Date**
/s/ Gary A. Shiffman Gary A. Shiffman	Chief Executive Officer, President and Chairman of the Board of Directors	March 15, 2004
/s/ Jeffrey P. Jorissen Jeffrey P. Jorissen	Executive Vice President, Chief Financial Officer, Treasurer, Secretary and Principal Accounting Officer	March 15, 2004
/s/ Paul D. Lapides Paul D. Lapides	Director	March 15, 2004
/s/ Ted J. Simon Ted J. Simon	Director	March 15, 2004
/s/ Clunet R. Lewis Clunet R. Lewis	Director	March 15, 2004
/s/ Ronald L. Piasecki Ronald L. Piasecki	Director	March 15, 2004
/s/ Arthur A. Weiss Arthur A. Weiss	Director	March 15, 2004

EXHIBIT INDEX

Exhibit Number	Description	Method of Filing
2.1	Form of Sun Communities, Inc.'s Common Stock Certificate	(1)
3.1	Amended and Restated Articles of Incorporation of Sun Communities, Inc	(1)
3.2	Bylaws of Sun Communities, Inc.	(2)
4.1	Indenture, dated as of April 24, 1996, among Sun Communities, Inc., Sun Communities Operating Limited Partnership (the "Operating Partnership") and Bankers Trust Company, as Trustee	(3)
4.2	Form of Note for the 2001 Notes	(3)
4.3	Form of Note for the 2003 Notes	(3)
4.4	First Supplemental Indenture, dated as of August 20, 1997, by and between the Operating Partnership and Bankers Trust Company, as Trustee	(7)
4.5	Form of Medium-Term Note (Floating Rate)	(7)
4.6	Form of Medium-Term Note (Fixed Rate)	(7)
4.7	Articles Supplementary of Board of Directors of Sun Communities, Inc. Designating a Series of Preferred Stock and Fixing Distribution and other Rights in such Series	(9)
4.8	Articles Supplementary of Board of Directors of Sun Communities, Inc. Designating a Series of Preferred Stock	(11)
10.1	Second Amended and Restated Agreement of Limited Partnership of Sun Communities Operating Limited Partnership	(6)
10.2	Second Amended and Restated 1993 Stock Option Plan	(10)
10.3	Amended and Restated 1993 Non-Employee Director Stock Option Plan	(6)
10.4	Form of Stock Option Agreement between Sun Communities, Inc. and certain directors, officers and other individuals#	(1)
10.5	Form of Non-Employee Director Stock Option Agreement between Sun Communities, Inc. and certain directors#	(4)
10.6	Employment Agreement between Sun Communities, Inc. and Gary A. Shiffman#	(6)
10.7	Amended and Restated Loan Agreement between Sun Communities Funding Limited Partnership and Lehman Brothers Holdings Inc.	(7)
10.8	Amended and Restated Loan Agreement among Miami Lakes Venture Associates, Sun Communities Funding Limited Partnership and Lehman Brothers Holdings Inc.	(7)
10.9	Form of Indemnification Agreement between each officer and director of Sun Communities, Inc. and Sun Communities, Inc.	(7)
10.10	Loan Agreement among the Operating Partnership, Sea Breeze Limited Partnership and High Point Associates, LP.	(7)
10.11	Option Agreement by and between the Operating Partnership and Sea Breeze Limited Partnership	(7)
10.12	Option Agreement by and between the Operating Partnership and High Point Associates, LP	(7)
10.13	Stock Pledge Agreement between Gary A. Shiffman and the Operating Partnership for 94,570 shares of Common Stock	(5)
10.14	Stock Pledge Agreement between Gary A. Shiffman and the Operating Partnership for 305,430 shares of Common Stock	(5)
10.15	Stock Pledge Agreement between Gary A. Shiffman and the Operating Partnership with respect to 80,000 shares of Common Stock	(7)
10.16	Employment Agreement between Sun Communities, Inc. and Jeffrey P. Jorissen#	(9)
10.17	Long Term Incentive Plan	(7)
10.18	Restricted Stock Award Agreement between Sun Communities, Inc. and Gary A. Shiffman, dated June 5, 1998#	(9)

Exhibit Number	Description	Method of Filing
10.19	Restricted Stock Award Agreement between Sun Communities, Inc. and Jeffrey P. Jorissen, dated June 5, 1998#	(9)
10.20	Restricted Stock Award Agreement between Sun. Communities, Inc. and Jonathan M. Colman, dated June 5, 1998#	(9)
10.21	Restricted Stock Award Agreement between Sun Communities, Inc. and Brian W. Fannon, dated June 5, 1998#	(9)
10.22	Sun Communities, Inc. 1998 Stock Purchase Plan#	(9)
10.23	Facility and Guaranty Agreement among Sun Communities, Inc., the Operating Partnership, Certain Subsidiary Guarantors and First National Bank of Chicago, dated December 10, 1998	(9)
10.24	Rights Agreement between Sun Communities, Inc. and State Street Bank and Trust Company, dated April 24, 1998	(8)
10.25	Contribution Agreement, dated as of September 29, 1999, by and among the Sun Communities, Inc., the Operating Partnership, Belcrest Realty Corporation and Belair Real Estate Corporation	(11)
10.26	One Hundred Third Amendment to Second Amended and Restated Limited Partnership Agreement of the Operating Partnership	(11)
10.27	One Hundred Eleventh Amendment to Second Amended and Restated Limited Partnership Agreement of the Operating Partnership	(12)
10.28	One Hundred Thirty-Sixth Amendment to Second Amended and Restated Limited Partnership Agreement of the Operating Partnership	(12)
10.29	One Hundred Forty-Fifth Amendment to Second Amended and Restated Limited Partnership Agreement of the Operating Partnership	(12)
10.30	Restricted Stock Award Agreement between Sun Communities, Inc. and Gary A. Shiffman, dated March 30, 2001#	(12)
10.31	Restricted Stock Award Agreement between Sun Communities, Inc. and Jeffrey P. Jorissen, dated March 30, 2001#	(12)
10.32	Restricted Stock Award Agreement between Sun Communities, Inc. and Jonathan M. Colman, dated March 30, 2001#	(12)
10.33	Restricted Stock Award Agreement between Sun Communities, Inc. and Brian W. Fannon, dated March 30, 2001#	(12)
10.34	Second Amended and Restated Subordinated Loan Agreement, dated December 4, 2002, by and between Origen Financial L.L.C. and the Operating Partnership	(15)
10.35	Subordinated Term Loan Agreement, dated December 4, 2002, by and between Origen Financial L.L.C. and the Operating Partnership	(15)
10.36	First Amendment to Second Amended and Restated Subordinated Loan Agreement, dated December 30, 2002, by and between Origen Financial L.L.C. and Sun Home Services	(15)
10.37	First Amendment to Subordinated Term Loan Agreement, dated December 30, 2002, by and between Origen Financial L.L.C. and Sun Home Services	(15)
10.38	Seventh Amended and Restated Promissory Note, dated December 30, 2002, made by Origen Financial L.L.C. in favor of Sun Home Services	(15)
10.39	First Amended and Restated Subordinated Term Promissory Note, dated December 30, 2002, made by Origen Financial L.L.C. in favor of Sun Home Services	(15)
10.40	First Amended and Restated Security Agreement, dated December 30, 2002, by and between Origen Financial L.L.C. and Sun Home Services	(15)
10.41	Second Amended and Restated Stock Pledge Agreement, dated December 30, 2002, by and between Origen Financial L.L.C. and Sun Home Services	(15)

Exhibit Number	Description	Method of Filing
10.42	First Amended and Restated Limited Liability Company Interest Security and Pledge Agreement, dated December 30, 2002, by and between Origen Financial L.L.C. and Sun Home Services	(15)
10.43	Second Amended and Restated Guaranty, dated December 30, 2002, by Bingham in favor of the Operating Partnership	(15)
10.44	Second Amended and Restated Security Agreement, dated December 30, 2002, by and between Bingham and Sun Home Services.	(15)
10.45	Amended and Restated Stock Pledge Agreement, dated December 30, 2002, by and between Bingham and Sun Home Services	(15)
10.46	Amended and Restated Membership Pledge Agreement, dated December 30, 2002, by and between Bingham and Sun Home Services.	(15)
10.47	Second Amended and Restated Participation Agreement, dated December 30, 2002, by and among Sun Home Services, the Milton M. Shiffman Spouse's Marital Trust and Woodward Holding LLC	(15)
10.48	Master Credit Facility Agreement, dated as of May 29, 2002, by and between Sun Secured Financing LLC, Aspen-Ft. Collins Limited Partnership, Sun Secured Financing Houston Limited Partnership and ARCS Commercial Mortgage Co., L.P.	(13)
10.49	Credit Agreement, dated as of July 3, 2002, by and between the Operating Partnership, Sun Communities, Inc., Banc One Capital Markets, Inc., Bank One, N.A. and other lenders which are signatories thereto	(13)
10.50	First Amendment to Master Credit Facility Agreement, dated as of August 29, 2002, by and between Sun Secured Financing LLC, Aspen-Ft. Collins Limited Partnership, Sun Secured Financing Houston Limited Partnership and ARCS Commercial Mortgage Co., L.P.	(14)
10.51	First Amendment to Employment Agreement, dated as of July 15, 2002, by and between Sun Communities, Inc. and Gary A. Shiffman#	(14)
10.52	Second Amended and Restated Promissory Note (Secured), dated as of July 15, 2002, made by Gary A. Shiffman in favor of the Operating Partnership	(14)
10.53	First Amended and Restated Promissory Note (Unsecured), dated as of July 15, 2002, made by Gary A. Shiffman in favor of the Operating Partnership	(14)
10.54	First Amended and Restated Promissory Note (Secured), dated as of July 15, 2002, made by Gary A. Shiffman in favor of the Operating Partnership	(14)
10.55	Second Amended and Restated Promissory Note (Unsecured), dated as of July 15, 2002, made by Gary A. Shiffman in favor of the Operating Partnership	(14)
10.56	Second Amended and Restated Promissory Note (Secured), dated as of July 15, 2002, made by Gary A. Shiffman in favor of the Operating Partnership	(14)
10.57	Employment Agreement, dated as of January 1, 2003, by and between Brian W. Fannon and Sun Home Services, Inc.#	(15)
10.58	Employment Agreement, dated as of January 1, 2003, by and between Brian W. Fannon and Sun Communities, Inc.#	(15)
10.59	Lease, dated November 1, 2002, by and between the Operating Partnership as Tenant and American Center LLC as Landlord	(15)
10.60	Term Loan Agreement, dated as of October 10, 2002, among Sun Financial, LLC, Sun Financial Texas Limited Partnership, the Operating Partnership, Sun Communities, Inc. and Lehman Commercial Paper, Inc.	(15)
10.61	Concurrent Private Placement Agreement dated October 8, 2003 among Sun OFI, Inc., Origen Financial, Inc., and the Purchasers (as defined therein)	(16)

Exhibit Number	Description	Method of Filing
10.62	Registration Rights Agreement dated as of October 8, 2003 among Sun OFI, Inc., Origen Financial, Inc., Lehman Brothers Inc., on behalf of itself and as agent for the investors listed on Schedule A thereto and those persons listed on Schedule B thereto	(16)
12.1	Computation of Ratio of Earnings to Fixed Charges and Ratio Earnings to Combined Fixed Charges and Preferred Dividends	(17)
21.1	List of Subsidiaries of Sun Communities, Inc.	(17)
23.1	Consent of PriceWaterhouseCoopers LLP	(17)
23.2	Consent of Grant Thornton LLP	(17)
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	(17)
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	(17)
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	(17)
99.1	Audited financial statements of Origen Financial L.L.C.	(16)
99.2	Audited Financial Statements of Origen Financial, Inc.	(16)

(1) Incorporated by reference to Sun Communities, Inc.'s Registration Statement No. 33-69340.

(2) Incorporated by reference to Sun Communities, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1995.

(3) Incorporated by reference to Sun Communities, Inc.'s Current Report on Form 8-K dated April 24, 1996.

(4) Incorporated by reference to Sun Communities, Inc.'s Registration Statement No. 33-80972.

(5) Incorporated by reference to Sun Communities, Inc.'s Quarterly Report on Form 10-K for the quarter ended September 30, 1995.

(6) Incorporated by reference to Sun Communities, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1996.

(7) Incorporated by reference to Sun Communities, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1997.

(8) Incorporated by reference to Sun Communities, Inc.'s Current Report on Form 8-A dated May 27, 1998.

(9) Incorporated by reference to Sun Communities, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1998.

(10) Incorporated by reference to Sun Communities, Inc.'s Proxy Statement, dated April 20, 1999

(11) Incorporated by reference to Sun Communities, Inc.'s Current Report on Form 8-K dated October 14, 1999.

(12) Incorporated by reference to Sun Communities, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001.

(13) Incorporated by reference to Sun Communities, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

(14) Incorporated by reference to Sun Communities, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.

(15) Incorporated by reference to Sun Communities, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2002, as amended.

(16) Incorporated by reference to pages F-1 through F-48 of Origen Financial, Inc.'s Registration Statement on Form S-11, No. 333-112516

(17) Filed herewith.

Management contract or compensatory plan or arrangement required to be identified by Form 10-K Item 14.

THIS PAGE INTENTIONALLY LEFT BLANK

SUN COMMUNITIES, INC.
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

	Page
Report of Independent Certified Public Accountants – Grant Thornton LLP	F-2
Report of Independent Auditors – PricewaterhouseCoopers LLP	F-3
Financial Statements:	
Consolidated Balance Sheets as of December 31, 2003 and 2002	F-4
Consolidated Statements of Income for the Years Ended December 31, 2003, 2002 and 2001	F-5
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2003, 2002 and 2001	F-6
Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2003, 2002 and 2001	F-7
Consolidated Statements of Cash Flows for the Years Ended December 31, 2003, 2002 and 2001	F-8
Notes to Consolidated Financial Statements	F-9 - F-27
Schedule III - Real Estate and Accumulated Depreciation	F-28 - F-30



Board of Directors and Stockholders
Sun Communities, Inc.

We have audited the accompanying consolidated balance sheet of Sun Communities, Inc. and subsidiaries as of December 31, 2003, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sun Communities, Inc. and subsidiaries as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 13 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities" and Statement of Financial Accounting Standards No. 150 "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" during 2003.

We have also audited Schedule III for the year ended December 31, 2003. In our opinion, this schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information therein.

GRANT THORNTON LLP

Southfield, Michigan
February 19, 2004

Report of Independent Auditors

To the Board of Directors and Stockholders of
Sun Communities, Inc.:

In our opinion, based upon our audits and the report of other auditors, the consolidated financial statements listed in the index appearing in Item 15 on page F-1 present fairly, in all material respects, the financial position of Sun Communities, Inc. and its subsidiaries (the "Company") at December 31, 2002, and the results of their operations and their cash flows for the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Origen Financial, L.L.C., an investee of the Company, which statements reflect total assets of $227,748,000 at December 31, 2002 and total revenues of $20,835,000 for the year ended December 31, 2002. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Origen Financial, L.L.C, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, on January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No.144, "Accounting for the Impairment on Disposal of Long-Lived Assets".

Pricewaterhouse Coopers LLP

Detroit, Michigan
March 12, 2003 except for Note 3 as to
which the date is March 12, 2004

SUN COMMUNITIES, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2003 AND 2002
(amounts in thousands)

	2003	2002
ASSETS		
Investment in rental property, net	$ 1,010,484	$ 999,360
Cash and cash equivalents	24,058	2,664
Inventory of manufactured homes	17,236	-
Investment in and advances to affiliates	50,667	67,719
Notes and other receivables	74,828	56,329
Other assets	44,301	37,904
Total assets	$ 1,221,574	$ 1,163,976
LIABILITIES		
Line of credit	$ 99,000	$ 63,000
Debt	674,328	604,373
Other liabilities	24,833	24,581
Total liabilities	798,161	691,954
Minority interests	96,803	152,490
STOCKHOLDERS' EQUITY		
Preferred stock, $.01 per value, 10,000 shares authorized, none issued	-	-
Common stock, $.01 per value, 100,000 shares authorized, 19,192 and 18,311 issued and outstanding in 2003 and 2002, respectively	192	183
Paid-in capital	446,211	420,683
Officers' notes	(10,299)	(10,703)
Unearned compensation	(7,337)	(8,622)
Accumulated comprehensive earnings	(1,294)	(1,851)
Distributions in excess of accumulated earnings	(94,479)	(73,774)
Treasury stock, at cost, 202 shares	(6,384)	(6,384)
Total stockholders' equity	326,610	319,532
Total liabilities and stockholders' equity	$ 1,221,574	$ 1,163,976

The accompanying notes are an integral part of the consolidated financial statements

SUN COMMUNITIES, INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(amounts in thousands except for per share data)

	2003	2002	2001
REVENUES			
Income from rental property	$ 159,115	$ 149,875	$ 136,969
Revenues from home sales	19,516	-	-
Ancillary service revenues, net	3,409	-	-
Interest	11,354	7,990	10,305
Other income (loss)	(4,256)	2,304	3,695
Total revenues	189,138	160,169	150,969
COSTS AND EXPENSES			
Property operating and maintenance	39,837	33,751	29,258
Cost of home sales	13,879	-	-
Real estate taxes	11,746	10,217	9,162
Selling, general and administrative	18,181	7,722	7,373
Depreciation and amortization	44,120	37,900	32,716
Interest	36,680	32,375	31,016
Total expenses	164,443	121,965	109,525
Equity income (loss) from affiliates	667	(16,627)	131
Income from operations	25,362	21,577	41,575
Less income allocated to minority interest:			
Preferred OP Units	8,537	7,803	8,131
Common OP Units	3,083	1,802	5,019
Income from continuing operations	13,742	11,972	28,425
Income from discontinued operations	9,972	1,620	5,485
Net income	$ 23,714	$ 13,592	$ 33,910
Weighted average common shares outstanding:			
Basic	18,206	17,595	17,258
Diluted	18,345	17,781	17,440
Basic earnings per share:			
Continuing operations	$ 0.75	$ 0.68	$ 1.64
Discontinued operations	0.55	0.09	0.32
Net Income	$ 1.30	$ 0.77	$ 1.96
Diluted earnings per share:			
Continuing operations	$ 0.75	$ 0.67	$ 1.63
Discontinued operations	0.54	0.09	0.31
Net Income	$ 1.29	$ 0.76	$ 1.94

The accompanying notes are an integral part of the consolidated financial statements

SUN COMMUNITIES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(amounts in thousands except for per share data)

	2003	2002	2001
Net income	$ 23,714	$ 13,592	$ 33,910
Unrealized income (loss) on interest rate swaps	557	(1,851)	-
Comprehensive income	$ 24,271	$ 11,741	$ 33,910

The accompanying notes are an integral part of the consolidated financial statements

SUN COMMUNITIES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(amounts in thousands except for per share data)

	Common Stock	Paid-in Capital	Unearned Compensation	Accumulated Other Comprehensive Loss	Distributions in Excess of Accumulated Earnings	Treasury Stock	Officers' Notes	Total Equity
Balance, January 1, 2001	$ 175	$ 393,771	$ (4,746)	$ -	$ (41,688)	$ (221)	$ (11,257)	$ 336,034
Issuance of common stock, net	3	4,077	(3,188)					
Amortization			935					
Repayment of officers' notes							253	
Treasury stock purchased, 194 shares						(6,163)		
Reclassification and conversion of minority interest		1,941						
Net income					33,910			
Cash distributions declared of $2.18 per share					(38,161)			
Balance, December 31, 2001	178	399,789	(6,999)		(45,939)	(6,384)	(11,004)	$ 329,641
Issuance of common stock, net	5	17,406	(2,767)					
Amortization			1,144					
Repayment of officers' notes							301	
Reclassification and conversion of minority interest		3,488						
Net income					13,592			
Unrealized loss on interest rate swaps				(1,851)				
Cash distributions declared of $2.29 per share					(41,427)			
Balance, December 31, 2002	183	420,683	(8,622)	(1,851)	(73,774)	(6,384)	(10,703)	$ 319,532
Issuance of common stock, net	9	27,640						
Amortization			1,285					
Repayment of officers' notes							404	
Reclassification and conversion of minority interest		(2,112)						
Net income					23,714			
Unrealized loss on interest rate swaps				557				
Cash distributions declared of $2.41 per share					(44,419)			
Balance, December 31, 2003	$ 192	$ 446,211	$ (7,337)	$ (1,294)	$ (94,479)	$ (6,384)	$ (10,299)	$ 326,610

The accompanying notes are an integral part of the consolidated financial statements

SUN COMMUNITIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(amounts in thousands)

	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 23,714	$ 13,592	$ 33,910
Adjustments to reconcile income to cash provided by operating activities:			
Income allocated to minority interests	3,083	1,802	5,019
Income from discontinued operations allocated to minority interests	191	243	186
Gain from property dispositions, net	(3,658)	(361)	(4,275)
Depreciation and amortization	44,120	37,900	32,716
Depreciation allocated to income from discontinued operations	347	675	800
Amortization of deferred financing costs	1,835	1,231	1,065
Reduction in book value of investments	-	13,881	-
Decrease in inventory	1,970	-	-
Increase in other assets	(7,520)	(15,973)	(4,879)
Increase (decrease) in accounts payable and other liabilities	(814)	(2,031)	1,329
Net cash provided by operating activities	63,268	50,959	65,871
CASH FLOWS FROM INVESTING ACTIVITIES:			
Investment in rental properties	(50,310)	(87,283)	(70,331)
Proceeds related to property dispositions	22,499	3,288	17,331
Investment in and advances to affiliates	(47,612)	(51,782)	(20,056)
Repayments of (increase in) notes receivable, net	16,131	(33,397)	37,968
Officers' notes	404	301	253
Net cash used in investing activities	(58,888)	(168,873)	(34,835)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net proceeds from issuance of common stock and OP units, net	26,222	13,801	809
Treasury stock purchases	-	-	(6,163)
Borrowings (repayments) on line of credit, net	36,000	(30,000)	81,000
Proceeds from (repayments on) notes payable and other debt, net	6,226	181,875	(76,599)
Payments for deferred financing costs	(2,281)	(2,914)	-
Distributions	(49,153)	(46,771)	(43,962)
Net cash provided by/(used) in financing activities	17,014	115,991	(44,915)
Net increase (decrease) in cash and cash equivalents	21,394	(1,923)	(13,879)
Cash and cash equivalents, beginning of period	2,664	4,587	18,466
Cash and cash equivalents, end of period	$ 24,058	$ 2,664	$ 4,587
SUPPLEMENTAL INFORMATION:			
Cash paid for interest including capitalized amounts of $2,082, $2,915 and $3,704 in 2003, 2002 and 2001, respectively	$ 35,744	$ 34,830	$ 34,048
Noncash investing and financing activities:			
Debt assumed for rental properties	$ 2,288	$ 20,653	$ 26,289
Issuance of partnership units for rental properties	$ -	$ 4,500	$ 4,612
Issuance of partnership units to retire capitalized lease obligations	$ 4,170	$ 5,520	$ -
Restricted common stock issued as unearned compensation, net	$ -	$ 2,767	$ 3,188
Issuance of common stock pursuant to dividend reinvestment plan	$ 1,334	$ -	$ -
Unrealized gains (losses) on interest rate swaps	$ 557	$ (1,851)	$ -

The accompanying notes are an integral part of the consolidated financial statements

SUN COMMUNITIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a. **Business:** Sun Communities, Inc. (the "Company") is a real estate investment trust ("REIT") which owns and operates 127 manufactured housing communities at December 31, 2003 located in seventeen states concentrated principally in the Midwest and Southeast comprising approximately 43,875 developed sites and approximately 6,756 sites suitable for development.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

b. **Principles of Consolidation:** The accompanying financial statements include the accounts of the Company and all majority-owned and controlled subsidiaries including Sun Communities Operating Limited Partnership (the "Operating Partnership") SunChamp LLC ("SunChamp"), and effective December 31, 2003, Sun Home Services, Inc. ("SHS"). SHS is consolidated beginning in 2003 in accordance with Financial Interpretation No. 46, "Consolidation of Variable Interest Entities" as further described in Note 13.

The minority interests include Common Operating Partnership Units ("OP Units") which are convertible into an equivalent number of shares of the Company's common stock. Such conversion would have no effect on earnings per share since the allocation of earnings to an OP Unit is equivalent to earnings allocated to a share of common stock. Of the 21.5 million OP Units outstanding at December 31, 2003, the Company owns 19.0 million or 88.5 percent. The minority interests are adjusted to their relative ownership interest whenever OP Units or common stock are issued, converted or retired by reclassification to/from paid-in capital.

Included in minority interests at December 31, 2003 and 2002 are 2 million Series A Perpetual Preferred OP Units ("PPOP Units") issued at $25 per unit in September 1999 bearing an annual coupon rate of 8.875 percent. The PPOP Units may be called under certain conditions by the Company at par on or after September 29, 2004, have no stated maturity or mandatory redemption and are convertible into preferred stock under certain circumstances.

$58.1 million of Preferred OP Units ("POP Units") are included in debt at December 31, 2003 with dividends at rates ranging from 6.0 percent to 7.6 percent and maturing between 2006 and 2014. Of these POP Units, $43.8 million have conversion prices ranging from $44 to $68 per unit.

Of the $58.1 million POP Units included in debt, $4.2 million were issued during 2003 in connection with property acquisitions. These POP Units pay dividends at 7.625% and mature on May 15, 2010.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

c. **Rental Property:** Rental property is recorded at cost, less accumulated depreciation. Management evaluates the recoverability of its investment in rental property whenever events or changes in circumstances such as recent operating results, expected net operating cash flow and plans for future operations indicate that full asset recoverability is questionable.

The Company measures the recoverability of its assets in accordance with the Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long Lived Assets." If such assets were deemed to be impaired as a result of this measurement, the impairment that would be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset as determined on a discounted net cash flow basis.

Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. Useful lives are 30 years for land improvements and buildings and 7 to 15 years for furniture, fixtures and equipment.

Expenditures for ordinary maintenance and repairs are charged to operations as incurred and significant renovations and improvements, which improve and/or extend the useful life of the asset, are capitalized and depreciated over their estimated useful lives. Construction costs related to development of new communities or expansion sites, including interest, are capitalized until the property is substantially complete. The Company capitalizes certain costs (including interest and other costs) incurred in connection with the development, redevelopment, capital enhancement and leasing of its properties. Management is required to use professional judgment in determining whether such costs meet the criteria for immediate expense or capitalization. The amounts are dependent on the volume and timing of such activities and the costs associated with such activities.

d. **Cash and Cash Equivalents:** The Company considers all highly liquid investments with an initial maturity of three months or less to be cash and cash equivalents.

e. **Notes and Accounts Receivable:** The Company evaluates the recoverability of its receivables whenever events occur or there are changes in circumstances such that management believes it is probable that it will be unable to collect all amounts due according to the contractual terms of the loan and lease agreements. The collectibility of loans is measured based on the present value of the expected future cash flow discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. The reserve for uncollectible accounts receivable from residents was $0.15 million at December 31, 2003 and 2002.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

f. **Investments in and Advances to Affiliates:** Origen Financial, Inc. ("Origen, Inc") is a real estate investment trust in the business of originating, acquiring and servicing manufactured home loans. In October 2003, the Company purchased 5,000,000 shares of common stock (representing approximately 33% of the issued and outstanding shares of common stock as of December 31, 2003) of Origen, Inc. for $50 million and agreed to sell Origen, Inc. various interests in manufactured home loans. The Company's investment in Origen, Inc. was accounted for using the equity method of accounting for periods ending after September 30, 2003.

During 2002 and through October 7, 2003, the Company, through SHS, and two other participants (one unaffiliated and one affiliated with Gary Shiffman, the Company's Chief Executive Officer and President) provided financing to Origen Financial, L.L.C. ("Origen"), the predecessor to Origen Inc. The financing consisted of a $48 million line of credit and a $10 million term loan of which $35 million was outstanding at September 30, 2003. This amount was repaid in full in October 2003 upon the formation and capitalization of Origen, Inc.

Summarized combined financial information of the Company's equity investment in Origen, Inc. at December 31, 2003 and Origen and SHS at December 31, 2002 is presented below before elimination of intercompany transactions. SHS and SunChamp are consolidated in the Company's financial statements as of December 31, 2003. The 2003 results of operations below do not include results of operation for Origen prior to October 8, 2003.

	Origen, Inc. 2003	Origen 2002	SHS 2002
Loans receivable, net	$ 368,509	$ 173,764	$ 33,560
Other assets	76,033	53,984	41,220
Total assets	$ 444,542	$ 227,748	$ 74,780
Notes payable	$ 277,441	$ 54,946	$ 85,361
Advances under repurchase agreements	-	141,085	-
Other liabilities	24,312	21,413	8,634
Total liabilities	301,753	217,444	93,995
Equity (deficit)	142,789	10,304	(19,215)
Total liabilities and equity	$ 444,542	$ 227,748	$ 74,780
Revenues	$ 10,657	$ 20,385	$ 22,516
Expenses	8,691	49,572	24,704
Loss from equity investee	-	-	(15,295) [a]
Net income (loss)	$ 1,966	$ (29,187)	$ (17,483)
Sun's equity income (loss)	$ 667	$ -	$ (15,925)

[a] SHS determined at December 31, 2002 that its investment in Origen was impaired and wrote off its remaining investment of $13.6 million.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

g. **Revenue Recognition:** Rental income attributable to leases is recorded on a straight-line basis when earned from tenants. Leases entered into by tenants generally range from month-to-month to one year and are renewable by mutual agreement of the Company and resident or, in some cases, as provided by state statute. Revenue from the sale of manufactured homes is recognized upon transfer of title at the closing of the sales transaction.

h. **Other Capitalized Costs:** Certain expenditures to dealers and residents related to obtaining lessees in our communities are capitalized and amortized over a seven year period; shorter than average resident's occupancy and the average term that the home is in the community. Costs associated with implementing the Company's new computer systems are capitalized and amortized over the estimated useful lives of the related software and hardware.

i. **Fair Value of Financial Instruments:** The carrying values of cash and cash equivalents, escrows, receivables, accounts payable, accrued expenses and other assets and liabilities are reasonable estimates of their fair values because of the shorter maturities of these instruments. The fair value of the Company's long-term indebtedness, which is based on the estimates of management and on rates currently quoted and rates currently prevailing for comparable loans and instruments of comparable maturities, exceeds the aggregate carrying value by approximately $28.0 million at December 31, 2003. Potential expenses that would be incurred in an actual sale or settlement are not taken into consideration.

j. **Derivative Instruments and Hedging Activities:** The Company has entered into four derivative contracts consisting of three interest rate swap agreements and an interest rate cap agreement. The Company's primary strategy in entering into derivative contracts is to minimize the variability that changes in interest rates could have on its future cash flows. The Company generally employs derivative instruments that effectively convert a portion of its variable rate debt to fixed rate debt and to cap the maximum interest rate on its variable rate borrowings. The Company does not enter into derivative instruments for speculative purposes.

The swap agreements were effective April 2003, and have the effect of fixing interest rates relative to a collateralized term loan due to FNMA. One swap matures in July 2009, with an effective fixed rate of 4.93 percent. A second swap matures in July 2012, with an effective fixed rate of 5.37 percent. The third swap matures in July 2007, with an effective fixed rate of 3.97 percent. The third swap is effective as long as 90-day LIBOR is 7 percent or lower. The three swaps have an aggregate notional amount of $75.0 million. The interest rate cap agreement has a cap rate of 9.49 percent, a notional amount of $152.4 million and a termination date of April 03, 2006. Each of the Company's derivative contracts is based upon 90-day LIBOR.

The Company has designated the first two swaps and the interest rate cap as cash flow hedges for accounting purposes. The changes in the value of these hedges are reflected in other comprehensive income/loss on the balance sheet. These three hedges were highly effective and had minimal effect on income. The third swap does not qualify as a hedge

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

j. **Derivative Instruments and Hedging Activities, continued:** for accounting purposes and, accordingly, the entire change in valuation, whether positive or negative, is reflected as a component of interest expense. The valuation adjustment for the twelve month period ended December 31, 2003 totals a positive $0.9 million.

In accordance with SFAS No. 133, the "Accounting for Derivative Instruments and Hedging Activities," which requires all derivative instruments to be carried at fair value on the balance sheet, the Company has recorded a liability of $0.9 and $2.3 million as of December 31, 2003 and December 31, 2002, respectively.

These valuation adjustments will only be realized if the Company terminates the swaps prior to maturity. This is not the intent of the Company and, therefore, the net of valuation adjustments through the various maturity dates will approximate zero.

k. **Deferred Tax Assets:** The Company has certain subsidiaries that are taxed as regular corporations. Deferred tax assets or liabilities are recognized for temporary differences between the tax bases of non-REIT assets and liabilities and their carrying amounts in the financial statements and net operating loss carryforwards. Deferred tax assets and liabilities are measured using currently enacted tax rates. A valuation allowance is established if based on the insight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

l. **Stock Options:** The Company accounts for its stock options using the intrinsic value method contained in APB Opinion No. 25. "Accounting for Stock Issued to Employees." If the Company had accounted for awards using the methods contained in FASB Statement No. 123, "Accounting for Stock-Based Compensation", net income and earnings per share would have been presented as follows for the years ended December 31, 2003, 2002 and 2001 (amounts in thousands, except for per share data):

	2003	2002	2001
Net income, as reported	$ 23,714	$ 13,592	$ 33,910
Stock-based compensation expense under fair value method	(274)	(478)	(321)
Pro forma net income	$ 23,440	$ 13,114	$ 33,589
EPS (Basic), as reported	$ 1.30	$ 0.77	$ 1.96
EPS (Basic), pro forma	$ 1.29	$ 0.75	$ 1.95
EPS (Diluted), as reported	$ 1.29	$ 0.76	$ 1.94
EPS (Diluted), pro forma	$ 1.28	$ 0.74	$ 1.93

m. **Inventory:** Inventory of manufactured homes is stated at lower of specific cost or market.

SUN COMMUNITIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

n. **Reclassifications:** Certain 2002 and 2001 amounts have been reclassified to conform to the 2003 financial statement presentation. Such reclassifications had no effect on results of operations as originally presented.

2. RENTAL PROPERTY (amounts in thousands):

	At December 31	
	2003	2002
Land	$ 104,541	$ 101,926
Land improvements and buildings	1,048,576	999,540
Furniture, fixtures, and equipment	33,080	26,277
Land held for future development	31,409	34,573
Property under development	2,799	12,521
	1,220,405	1,174,837
Less accumulated depreciation	(209,921)	(175,477)
	$ 1,010,484	$ 999,360

Land improvements and buildings consist primarily of infrastructure, roads, landscaping, clubhouses, rental homes, maintenance buildings and amenities. Included in rental property at December 31, 2003 and 2002 are net carrying amounts related to capitalized leases of $9.6 million and $17.9 million, respectively.

During 2003, the Company acquired one development community comprised of 62 developed sites and 180 sites available for development for $4.5 million. During 2002, the Company acquired one stabilized community, comprising 552 developed sites, for $21.3 million and three development communities, comprising 930 developed sites and 538 sites available for development, for $48.6 million consisting of cash of approximately $23.1 million, POP Units of approximately $4.5 million and assumption of debt of approximately $21.0 million.

These transactions have been accounted for as purchases, and the statements of income include the operations of the acquired communities from the dates of their respective acquisitions. As of December 31, 2003, in conjunction with a 1993 acquisition, the Company is obligated to issue $6.4 million of OP Units through 2009 based on the per share market value of the Company's stock on the issuance date. This obligation was accounted for as part of the purchase price of the original acquisition.

3. DISPOSITION OF PROPERTIES:

In November 2003 the Company sold four manufactured home communities of which three were in Michigan and one in Illinois aggregating 731 sites for gross proceeds of approximately $24.8 million. In February 2002, the Company sold a manufactured home community in Florida consisting of 227 sites of which 131 were occupied, for cash of approximately $3.3 million. Net gain on sale of $8.6 million and $0.4 million on these transactions was recorded in income from discontinued operations in 2003 and 2002, respectively.

In accordance with FAS 144, effective for financial statements issued for all fiscal years beginning after December 15, 2001, results of operations and gain/(loss) in sales of real estate for properties with identifiable cash flows sold subsequent to December 31, 2001 are reflected in the Consolidated Statements of Income as income from discontinued operations for all periods presented. For presentation purposes, income from discontinued operations also includes a gain on sale of properties sold prior to December 31, 2001 of $4.3 million, which was reported in the Consolidated Statements of Income in prior periods as a gain from property dispositions, net. Below is a summary of the results of operations of these properties through their respective disposition dates (in thousands):

	Summary Statement of Operations Disposed Properties		
	2003	2002	2001
Income from rental property	$ 2,763	$ 3,034	$ 3,289
Property operating and maintenance expenses	(533)	(495)	(713)
Real estate taxes	(310)	(361)	(380)
Depreciation and amortization	(347)	(674)	(800)
Income from operations	1,573	1,504	1,396
Income allocated to common OP units	(191)	(243)	(186)
Gain on sale of discontinued operations	8,590	359	4,275
Income from discontinued operations	$ 9,972	$ 1,620	$ 5,485

4. NOTES AND OTHER RECEIVABLES (amounts in thousands):

	At December 31,	
	2003	2002
Mortgage and other notes receivable, primarily with minimum monthly payments at LIBOR based floating rates of approximately LIBOR + 3.0 %, maturing at various dates through August 2008, substantially collateralized by manufactured home communities	$ 41,736	$ 38,420
Installment loans collateralized by manufactured homes with interest payable monthly at an effective weighted average interest rate and maturity of 8.2% and 20 years, respectively	24,802	11,633
Other receivables	8,290	6,276
	$ 74,828	$ 56,329

At December 31, 2003, the maturities of mortgage notes and other receivables are approximately as follows: 2004 - $23.2 million; 2006 - $3.8, and 2008 - $14.7 million. Of the $24.8 million of installment loans collateralized by manufactured homes, $12.3 million were sold at book value in February of 2004.

Officers' notes, presented as a reduction to stockholders' equity in the balance sheet, bear interest at LIBOR + 1.75% notes, with a minimum and maximum interest rate of 6% and 9%, respectively, collateralized by 352,206 shares of the Company's common stock and 127,794 OP Units at December 31, 2003 with substantial personal recourse. The notes become due in three equal installments on each of December 31, 2008, 2009 and 2010. Reductions in the principal balance of these notes were $0.5 million and $0.3 million for the years 2003 and 2002, respectively.

5. DEBT AND LINE OF CREDIT (amounts in thousands):

The following table sets forth certain information regarding debt:

	December 31, 2003	December 31, 2002
Callable/redeemable notes, interest at 6.770%, due May 14, 2015, callable/redeemable May 16, 2005	$ 65,000	$ 65,000
Senior notes, interest at 6.970%, due December 3, 2007	35,000	35,000
Senior notes, interest at 8.200%, due August 15, 2008	100,000	100,000
Senior notes, interest at 5.750%, due April 15, 2010	150,000	-
Bridge loan, at variable interest rate (2.617% at December 31,2002), matured April 30, 2003	-	48,000
Senior notes, interest at 7.625%, matured May 1, 2003	-	85,000
Collateralized term loan, due to FNMA, due May 2007, with a weighted average interest rate of 3.244% and 2.17% at December 31, 2003 and December 31, 2002, respectively, convertible to a 5 to 10 year fixed rate loan	152,363	152,363
Collateralized term loan, interest at 7.010%, due September 9, 2007	41,547	42,206
Redeemable preferred OP units, average interest at 7.046%, redeemable at various dates through May 2010	58,148	-
Capitalized lease obligations, interest at 5.510%, due January 10, 2004	9,606	16,438
Mortgage notes, other	62,664	60,366
Total debt	$ 674,328	$ 604,373

The Company entered into a $25 million loan facility in September of 2003, of which $25 million was available to be borrowed at December 31, 2003. Borrowings bear an interest rate of Federal Funds Effective rate plus 0.85% and mature on March 24, 2004.

In April 2003 the Company issued $150 million of 5.75 percent senior notes, due April 15, 2010, and used the proceeds from the offering to retire the bridge loan of $48 million and senior notes of $85 million which matured on April 30 and May 1, 2003, respectively. The remainder of the net proceeds was used to pay down the Company's line of credit.

The collateralized term loans totaling $193.9 at December 31, 2003 are secured by 22 properties comprising approximately 10,600 sites. The capitalized lease obligation and mortgage notes are collateralized by 14 communities comprising approximately 4,000 sites. At the lease expiration date, January 2004, the capitalized lease reflected in December 31, 2003, was paid off by the issuance of 47,250 Preferred OP Units, cash of approximately $1.2 million and the assumption of approximately $4.2 million of debt, which was immediately retired. A capitalized lease obligation matured on January 1, 2003 and was paid by the issuance of 41,700 Preferred OP Units, cash of approximately $0.9 million and the assumption of approximately $1.6 million of debt, which was immediately retired.

5. DEBT AND LINE OF CREDIT (amounts in thousands), continued:

The initial term of the variable rate collateralized term loan due to FNMA is five years. The Company has the option to extend such variable rate borrowings for an additional five years and/or convert them to fixed rate borrowings with a term of five or ten years, provided that in no event can the term of the borrowings exceed fifteen years.

The Company has a $105 million unsecured line of credit, of which $6 and $22 million was available to borrow at December 31, 2003 and 2002, respectively. Borrowings under the line of credit bear interest at the rate of LIBOR plus 0.85% and mature July 2, 2005 with a one-year extension at the Company's option. The average interest rate of outstanding borrowings under the line of credit was 2.05 and 2.27 percent at December 31, 2003 and 2002 respectively.

At December 31, 2003, the maturities of debt, excluding the line of credit, during the next five years are approximately as follows: 2004 - $35.1 million; 2005 - $66.6 million; 2006 - $20.4 million; 2007 - $81.1 million; 2008 - $106.7 million and $364.4 million thereafter.

At December 31, 2003, the Company was the guarantor of $22.6 million in personal bank loans, made to directors, employees and consultants to purchase Company common stock and OP units pursuant to the Company's Stock Purchase Plan. The borrowers repaid the loans in January of 2004 and the guaranty was extinguished.

6. STOCK OPTIONS:

Data pertaining to stock option plans are as follows:

	2003	2002	2001
Options outstanding, January 1	975,767	1,090,794	1,109,250
Options granted	-	7,500	137,900
Option price	N/A	$34.92	$27.03-$32.81
Options exercised	154,179	97,665	59,773
Option price	$20.13-$35.39	$20.13-$35.39	$22.75-$33.75
Options forfeited	10,837	24,862	96,583
Option price	$27.03-$32.75	$27.03-$32.75	$27.03-$33.82
Option outstanding, December 31	810,751 [a]	975,767	1,090,794
Option price	$20-$35.39	$20-$35.39	$20-$35.39
Option exercisable, December 31	765,168 [a]	834,249	823,227

[a] There are 190,394 options outstanding and exercisable with exercise prices ranging from $20.00 - $27.99 with an exercisable average life of 3.7 years related to the outstanding options. The weighted average exercise price for these outstanding and exercisable options is $25.53. There are 620,357 and 574,774 options outstanding and exercisable, respectively, with exercise prices ranging from $28.00 - $35.39 with a weighted average life of 4.2 years related to the outstanding options. The weighted average exercise price for these outstanding and exercisable options is $30.64 and $30.46, respectively.

At December 31, 2003, 364,513 shares of common stock were available for the granting of options. Stock option plans originally provided for the grant of up to 2,117,000 options. Options are granted at fair value of the common stock and generally vest over a two-year period and may be exercised for 10 years after date of grant. In addition, the Company established a Long-Term Incentive Plan in 1997 for certain employees granting 167,918 options (of which 87,657 remain outstanding), which become exercisable in equal installments in 2002-2004.

The Company has opted to measure compensation cost utilizing the intrinsic value method. The fair value of each option grant was estimated as of the date of grant using the Black-Scholes option-pricing model with the following assumptions for options granted:

	2003	2002	2001
Estimated fair value per share of options granted during year:	N/A	$ 4.42 [1]	$ 6.19
Assumptions:			
Annualized dividend yield	N/A	5.9% [1]	5.9%
Common stock price volatility	N/A	16.4% [1]	16.4%
Risk-free rate of return	N/A	5.3% [1]	5.3%
Expected option term (in year)	N/A	7	4

[1] 2002 based on valuation as of April 2001, due to insignificant option issuance in 2002.

7. STOCKHOLDERS' EQUITY:

In April 1998, the Company declared a dividend of one Preferred Stock Purchase Right ("Right") for each outstanding share of common stock. The Rights are not presently exercisable. Each Right entitles the holder, upon the occurrence of certain specified events, including a material change in the ownership of the Company, to purchase preferred stock and common stock, from the Company and/or from another person into which the Company is merged or which acquires control of the Company.

The Rights may be generally redeemed by the Company at a price of $0.01 per Right or $0.2 million in total. The Rights expire on June 8, 2008.

The Company is authorized to repurchase up to 1,000,000 shares of its common stock.

No restricted stock awards were issued during the year ended December 31, 2003. Compensation cost recognized in income for all prior restricted stock awards was $1.3 million, $1.1 million and $0.9 million in 2003, 2002 and 2001, respectively.

8. OTHER INCOME (amounts in thousands):

The components of other income are as follows for the years ended December 31, 2003, 2002 and 2001. The ($4,932) relates to a reduction in the book value of a new community development due to the impracticality of future phase construction.

	2003	2002	2001
Brokerage commissions	$ 754	$ 834	$ 731
Development fee	-	1,425	2,707
Other income (loss)	(78)	45	257
Asset write down	(4,932)	-	-
	$ (4,256)	$ 2,304	$ 3,695

SUN COMMUNITIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001

9. SEGMENT REPORTING (amounts in thousands):

With the consolidation of the operations of Sun Home Services for the year ended December 31, 2003, the consolidated operations of the Company can be segmented into manufactured home sales and property operations segments. Following is a presentation of financial information for the year ended December 31, 2003.

	Property Operations	Manufactured Home Sales	Combined
Revenues	$ 159,115	$ 19,516	$ 178,631
Operating expenses	51,583	13,879	65,462
Net operating income	107,532	5,637	113,169
Adjustments to arrive at net income:			
Other revenues	2,243	8,264	10,507
General and administrative	(10,536)	(7,645)	(18,181)
Depreciation and amortization	(43,165)	(955)	(44,120)
Interest expense	(36,530)	(150)	(36,680)
Equity income from affiliate	667	-	667
Income allocated to minority interest	(11,620)	-	(11,620)
Income from discontinued operations	9,972	-	9,972
Net income	$ 18,563	$ 5,151	$ 23,714
Capital expenditures	$ 12,829 (1)	$ 12,353 (2)	$ 25,182
Identifiable assets:			
Investment in rental property, net	$ 980,149	$ 30,335	$ 1,010,484
Cash and cash equivalents	24,043	15	24,058
Inventory of manufactured homes	-	17,236	17,236
Investments in and advances to affiliates	50,667	-	50,667
Notes and other receivables	61,534	13,294	74,828
Other assets	41,613	2,688	44,301
Total assets	$ 1,158,006	$ 63,568	$ 1,221,574

(1) Capital expenditures of Property Operations segment consist of lot modifications, recurring projects, revenue producing projects, and expenditures for acquisitions and expansions, net of asset disposals.

(2) Capital expenditures of Manufactured Home Sales segment consist primarily of acquisitions of rental homes.

10. INCOME TAXES (amounts in thousands):

The Company has elected to be taxed as a real estate investment trust ("REIT") as defined under Section 856(c) of the Internal Revenue Code of 1986, as amended. In order for the Company to qualify as a REIT, at least ninety-five percent (95%) of the Company's gross income in any year must be derived from qualifying sources. In addition, a REIT must distribute at least ninety percent (90%) of its REIT ordinary taxable income to its stockholders.

Qualification as a REIT involves the satisfaction of numerous requirements (some on an annual and quarterly basis) established under highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within the Company's control.

10. INCOME TAXES (amounts in thousands), continued:

In addition, frequent changes occur in the area of REIT taxation, which require the Company continually to monitor its tax status.

As a REIT, the Company generally will not be subject to U.S. Federal income taxes at the corporate level on the ordinary taxable income it distributes to its stockholders as dividends. If the Company fails to qualify as a REIT in any taxable year, its taxable income will be subject to U.S. Federal income tax at regular corporate rates (including any applicable alternative minimum tax). Even if the Company qualifies as a REIT, it may be subject to certain state and local income taxes and to U.S. Federal income and excise taxes on its undistributed income.

Dividend payout on taxable income available to common stockholders for the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001
Taxable income available to common stockholders	$ 0	$ 6,046	$ 13,149
Less tax gain on disposition of properties	0	0	(175)
Taxable operating income available to common stockholders	$ 0	$ 6,046	$ 12,974
Total distributions paid to common stockholders	$ 44,419	$ 41,427	$ 38,161

For income tax purposes, distributions paid to common stockholders consist of ordinary income, capital gains, and return of capital. For the years ended December 31, 2003, 2002 and 2001, distributions paid per share were taxable as follows:

	2003		2002		2001	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Ordinary income	$ 0.65	27.1%	$ 1.54	67.1%	$ 1.38	63.1%
Return of capital	1.76	72.9%	0.75	32.9%	0.80	36.9%
	$ 2.41	100.0%	$ 2.29	100.0%	$ 2.18	100.0%

SHS is subject to U.S Federal income taxes. Deferred taxes reflect the estimated future tax effect of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. SHS has net operating loss carryforwards of approximately $14.7 million at December 31, 2003. A deferred asset of approximately $2.0 million, principally related to the net operating loss carryforwards, exclusive of losses related to SHS's investment in Origen, is included in other assets in the consolidated balance sheet as of December 31, 2003. The deferred tax asset at December 31, 2003 is net of a valuation allowance of $3.0 million related to SHS's net operating losses on its investment in Origen. SHS's losses will begin to expire in 2011 through 2022 if not offset by future taxable income. Management believes its deferred tax asset will be realized but realization is continuously subject to an assessment as to recoverability in the future.

SUN COMMUNITIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001

11. EARNINGS PER SHARE (amounts in thousands):

	2003	2002	2001
Earnings used for basic and diluted earnings per share computation:			
Continuing operations	$ 13,742	$ 11,972	$ 28,425
Discontinued operations	$ 9,972	$ 1,620	$ 5,485
Total shares used for basic earnings per share	18,206	17,595	17,258
Dilutive securities:			
Stock options and other	139	186	182
Total weighted average shares used for diluted earnings per share computation	18,345	17,781	17,440

Diluted earnings per share reflect the potential dilution that would occur if dilutive securities were exercised or converted into common stock.

12. QUARTERLY FINANCIAL DATA (unaudited):

The following unaudited quarterly amounts are in thousands, except for per share amounts:

	First Quarter March 31	Second Quarter June 30	Third Quarter Sept. 30	Fourth Quarter Dec. 31
2003				
Total revenues [a]	$ 48,251	$ 48,911	$ 48,074	$ 43,902
Total expenses [a]	$ 39,188	$ 41,696	$ 39,172	$ 44,387
Net income	$ 6,343	$ 4,539	$ 6,421	$ 6,411
Weighted average common shares outstanding	17,789	17,902	18,504	18,628
Earnings per common share-basic	$ 0.36	$ 0.25	$ 0.35	$ 0.34
2002				
Total revenues [c]	$ 40,347	$ 39,493	$ 40,327	$ 40,002
Total expenses [c]	$ 29,603	$ 28,947	$ 30,629	$ 32,786
Net income (loss) [b]	$ 8,114	$ 7,002	$ 5,802	$ (7,326)
Weighted average common shares outstanding	17,322	17,544	17,739	17,777
Earnings (loss) per common share-basic	$ 0.47	$ 0.40	$ 0.33	$ (0.41)

(a) The Company's investment in Sun Home Services was accounted for using the equity method of accounting for the quarters ended March 31, June 30, and September 30, 2003. The total revenues and total expenses for these periods have been restated to include Sun Home Services' operating revenues and expenses.

(b) Included in net income for the fourth quarter of 2002 is the write-off of $13.6 million pertaining to the Company's investment in Origen.

(c) Revenues and expenses have been restated to conform to SFAS 144 which requires operations of properties sold or held for sale to be reclassified as discontinued operations.

13. RECENT ACCOUNTING PRONOUNCEMENTS:

In May 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" which establishes standards for how financial instruments that have characteristics of both liabilities and equity instruments should be classified on the balance sheet. The requirements of SFAS 150 generally outline that financial instruments that give the issuer a choice of settling an obligation with a variable number of securities or settling an obligation with a transfer of assets or any mandatorily redeemable security should be classified as a liability on the balance sheet. The Company has reclassified mandatorily redeemable preferred operating partnership units of $58.1 million into debt as of December 31, 2003. The reclassification had no effect on the Company's compliance with the covenant requirements of its credit agreements.

In April 2003, FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." The statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statements No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. In addition, all provisions of this Statement should be applied prospectively. The provisions of this Statement that relate to Statement 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. The adoption of this Statement did not have a significant impact on the financial position or results of the operations of the Company.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." The objective of this interpretation is to provide guidance on how to identify a variable interest entity ("VIE") and determine when the assets, liabilities, non-controlling interests and results of operations of a VIE need to be included in a company's consolidated financial statements. A company that holds variable interests in an entity will need to consolidate the entity if the company's interest in the VIE is such that the company will absorb a majority of the VIE's expected losses and/or receive a majority of the VIE's expected residual returns, if they occur. FIN 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. The provisions of this interpretation apply to the end of the first interim period or annual period ending after December 15, 2003 (i.e., December 31, 2003) to VIEs in which a company holds a variable interest that it acquired before February 1, 2003. The Company consolidated SHS in its financial reporting beginning December 31, 2003. The consolidation did not have a significant impact on the financial condition or results of operations of the Company.

14. CONTINGENCIES:

On April 9, 2003, T.J. Holdings, LLC ("TJ Holdings"), a member of Sun/Forest, LLC ("Sun/Forest") (which, in turn, owns an equity interest in SunChamp LLC), filed a complaint against the Company, SunChamp LLC, certain other affiliates of the Company and two directors of Sun Communities, Inc. in the Superior Court of Guilford County, North Carolina. The complaint alleges that the defendants wrongfully deprived the plaintiff of economic opportunities that they took for themselves in contravention of duties allegedly owed to the plaintiff and purports to claim damages of $13.0 million plus an unspecified amount for punitive damages. The Company believes the complaint and the claims threatened therein have no merit and will defend it vigorously.

The Company is involved in various other legal proceedings arising in the ordinary course of business. All such proceedings, taken together, are not expected to have a material adverse impact on our results of operations or financial condition.

15. RELATED PARTY TRANSACTIONS:

The Company and its affiliates have entered into the following transactions with Origen Inc. and its predecessor, Origen during 2002 and 2003:

- *Capital Investment in Origen, Inc.* As described in Note 1, the Company acquired 5,000,000 shares of common stock in Origen Inc. in a private placement transaction at $10 per share.
- *Loan Servicing Agreement.* Origen Servicing, Inc., a wholly-owned subsidiary of Origen, services approximately $23.0 million in manufactured home loans for SHS as of December 31, 2003. Sun Home Services pays Origen Servicing, Inc. an annual servicing fee of 1.25 percent of the outstanding principal balance of the loans.
- *Guaranty of Licensing Bonds.* The Company has guaranteed Origen Inc.'s obligations to an insurance company in connection with the issuance of bonds and undertakings required by various state licensing authorities as a condition to the issuance of Origen Inc. licenses. The Company's aggregate potential obligations under these bonds is approximately $5.0 million.

In addition to the transactions with Origen Inc. described above, Mr. Shiffman and his affiliates have entered into the following transactions with the Company:

- *Related Party Lease.* The Company leases its executive offices in Southfield, Michigan from an entity in which Mr. Shiffman and certain of his affiliates beneficially own approximately a 21 percent interest.
- *Capital Investment in Origen Financial, Inc.* As part of the Origen Inc. private placement, Shiffman Origen LLC (100 percent of which is owned by the Estate of Milton M. Shiffman, Mr. Shiffman and members of his family), acquired 1,025,000 shares of common stock of Origen Inc. at $10 per share.

15. RELATED PARTY TRANSACTIONS, continued:

- *Ownership of SHS.* Gary Shiffman, and the Estate of Milton M. Shiffman (former Chairman of the Board), are the owners of all of the outstanding common stock of SHS, and as such are entitled to 5% of the cash flow from the operating activities of SHS.
- *Tax Consequences Upon Sale of Properties.* Gary Shiffman holds limited partnership interests in the Operating Partnership which were received in connection with the contribution of 24 properties from partnerships previously affiliated with him (the "Sun Partnerships"). Prior to any redemption of these limited partnership interests for the Company's common stock, Mr. Shiffman will have tax consequences different from those of the Company and the Company's public stockholders on the sale of any of the Sun Partnerships. Four of the properties have been sold to date.

16. SUBSEQUENT EVENTS:

In February, 2004, the Company entered into an agreement with certain affiliates of Property Asset Management Inc. ("PAMI") to acquire all of the equity interests in partnerships that directly and indirectly own and operate 19 properties and entered into a real estate purchase agreement to acquire 7 other properties. The properties are recreational vehicle communities, some of which include manufactured home sites. The portfolio consists of 11,331 sites, including 10,586 developed sites and 745 expansion recreational vehicle sites. Completion of the purchases is subject to customary closing conditions.

PAMI, the seller under the purchase agreements, is the sole general partner and owns a substantial majority of the equity interests in the partnerships that own the properties subject to the purchase agreements. PAMI has exercised its rights under the relevant partnership agreements to acquire the equity interests of its minority partner. PAMI has informed us that its minority partner has disputed PAMI's rights to purchase its interests under the partnership agreements. As a result, PAMI has filed suit in the Delaware Chancery Court requesting, among other things, that the court specifically enforce PAMI's right to purchase the minority interests. The minority partner in the partnerships has filed an answer and counterclaim in the case requesting that the court find that the minority partner has the right to buy PAMI's interests under the partnership agreements.

PAMI believes that it will be successful in the litigation and we expect to complete the acquisition of the partnership interests and properties. However, due to the uncertain nature of litigation and the other conditions to closing, we can provide no assurance that we will be able to successfully complete the proposed acquisitions and cannot reliably predict the timing of the resolution of these matters.

SUN COMMUNITIES, INC.
REAL ESTATE AND ACCUMLATED DEPRECIATION
DECEMBER 31. 2003
(amount in thousands)

			Initial Cost to Company		Cost Capitalized Subsequent to Acquisition Improvements		Gross Amount Carried at December 31, 2003				
Property Name	**Location**	**Encumbrance**	**Land**	**B & F &**	**Land**	**B & F**	**Land**	**B & F**	**Total**	**Accumulated Depreciation**	**Date of Construction (C) Acquisition (A)**
Academy/Westpoint	Canton, MI	A	$ 1,485	$ 14,278	$ -	$ 212	$ 1,485	$ 14,490	$ 15,975	$ 1,694	2000(A)
Allendale	Allendale, MI	A	366	3,684	-	3,815	366	7,499	7,865	1,665	1996(A)
Alpine	Grand Rapids, MI	-	729	6,692	-	3,646	729	10,338	11,067	2,252	1996(A)
Apple Creek	Amelia, OH	C	543	5,480	-	97	543	5,577	6,120	813	1999(A)
Arbor Terrace	Brandenton, FL	-	456	4,410	-	378	456	4,788	5,244	1,213	1996(A)
Ariana Village	Lakeland, FL		240	2,195	-	525	240	2,720	2,960	838	1994(A)
Autumn Ridge	Ankeny, IO	A	890	8,054	-	903	890	8,957	9,847	2,151	1996(A)
Bedford Hills	Battle Creek, MI	B	1,265	11,562	-	482	1,265	12,044	13,309	3,053	1996(A)
Bell Crossing	Clarksville, TN	-	717	1,916	-	3,641	717	5,557	6,274	618	1999(A)
Bonita Lake	Bonita Springs, FL	-	285	2,641	-	267	285	2,908	3,193	726	1996(A)
Boulder Ridge	Pflugerville, TX	-	1,000	500	3,324	16,916	4,324	17,416	21,740	2,212	1998(C)
Branch Creek	Austin, TX	A	796	3,716	-	5,248	796	8,964	9,760	2,034	1995(A)
Brentwood	Kentwood, MI	-	385	3,592	-	294	385	3,886	4,271	1,003	1996(A)
Brookside Village	Goshen, IN	A	260	1,080	386	7,497	646	8,577	9,223	2,123	1985(A)
Buttonwood Bay	Sebring, IN	-	1,952	18,294	-	1,773	1,952	20,067	22,019	1,616	2001(A)
Byrne Hill Village	Toledo, OH	-	383	3,903	-	371	383	4,274	4,657	649	1999(A)
Byron Center	Byron Center, MI	-	253	2,402	-	162	253	2,564	2,817	657	1996(A)
Candlelight Village	Chicago Heights, IL	-	600	5,623	-	730	600	6,353	6,953	1,590	1996(A)
Candlewick Court	Owosso, MI	-	125	1,900	132	1,139	257	3,039	3,296	988	1985(A)
Carrington Pointe	Ft. Wayne, IN	-	1,076	3,632	-	4,332	1,076	7,964	9,040	1,432	1997(A)
Casa Del Valle	Alamo, TX	-	246	2,316	-	497	246	2,813	3,059	654	1997(A)
Catalina	Middletown, OH	-	653	5,858	-	1,313	653	7,171	7,824	2,238	1993(A)
Chisholm Point	Pflugerville, TX	A	609	5,286	-	2,934	609	8,220	8,829	1,964	1995(A)
Clearwater Village	South Bend, IN	-	80	1,270	61	1,931	141	3,201	3,342	912	1986(A)
Cobus Green	Elkhart, IN	-	762	7,037	-	719	762	7,756	8,518	2,574	1993(A)
College Park Estates	Canton, MI	-	75	800	174	4,796	249	5,596	5,845	1,684	1978(A)
Comal Farms	New Braunfels, TX	-	1,455	1,732	-	4,486	1,455	6,218	7,673	456	2000(A&C)
Continental Estates	Davison, MI	-	1,625	16,581	150	1,726	1,775	18,307	20,082	4,152	1996(A)
Continental North (1)	Davison, MI	-			-	3,814	-	3,814	3,814	997	1996(A)
Country Acres	Cadillac, MI	-	380	3,495	-	282	380	3,777	4,157	945	1996(A)
Country Meadows	Flat Rock, MI	A	924	7,583	296	9,865	1,220	17,448	18,668	4,484	1994(A)
Countryside Village	Perry, MI	B	275	3,920	185	2,169	460	6,089	6,549	1,847	1987(A)
Creekside	Reidsville, NC	-	350	1,423	-	3,129	350	4,552	4,902	375	2000(A&C)
Creekwood Meadows	Burton, MI	-	808	2,043	404	6,629	1,212	8,672	9,884	1,523	1997(C)
Cutler Estates	Grand Rapids, MI	B	749	6,941	-	408	749	7,349	8,098	1,843	1996(A)
Davison East (1)	Davison, MI				-	22	-	22	22	-	1996(A)
Deerfield Run	Anderson, MI	1700	990	1,607	-	3,289	990	4,896	5,886	565	1999(A)
Desert View Village	West Wendover, NV	-	1,119	-	-	1,586	1,119	1,586	2,705	613	1998(C)
Eagle Crest	Firestone, CO	-	2,017	150	2,362	24,503	4,379	24,653	29,032	1,317	1998(C)
East Fork	Batavia, OH	-	1,280	6,302	-	4,199	1,280	10,501	11,781	905	2000(A&C)
Edwardsville	Edwardsville, KS	B	425	8,805	541	2,776	966	11,581	12,547	3,587	1987(A)
Falcon Pointe	East Lansing, MI	2288	450	4,049	-	174	450	4,223	4,673	64	2003(A)
Fisherman's Cove	Flint, MI	-	380	3,438	-	578	380	4,016	4,396	1,313	1993(A)
Forest Meadows	Philomath, OR	-	1,031	2,050	-	67	1,031	2,117	3,148	314	1999(A)
Four Seasons	Elkhart, IN	-	500	4,811	-	14	500	4,825	5,325	585	2000(A)
Glen Laurel	Concord, NC	-	1,641	453	-	6,519	1,641	6,972	8,613	323	2001(A&C)
Goldcoaster	Homestead, FL	-	446	4,234	172	1,987	618	6,221	6,839	1,284	1997(A)
Grand	Grand Rapids, MI	-	374	3,587	-	229	374	3,816	4,190	856	1996(A)
Groves	Ft. Myers, FL	-	249	2,396	-	736	249	3,132	3,381	723	1997(A)

SUN COMMUNITIES, INC.
REAL ESTATE AND ACCUMLATED DEPRECIATION
DECEMBER 31. 2003
(amount in thousands)

			Initial Cost to Company		Cost Capitalized Subsequent to Acquisition Improvements		Gross Amount Carried at December 31, 2003				
Property Name	Location	Encumbrance	Land	B & F &	Land	B & F	Land	B & F	Total	Accumulated Depreciation	Date of Construction (C) Acquisition (A)
Hamlin	Webberville, MI	-	125	1,675	536	4,004	661	5,679	6,340	866	1984(A)
High Point	Frederika, DE	-	898	7,031	-	1,137	898	8,168	9,066	740	1997(A)
Holiday Village	Elkhart, IN	-	100	3,207	143	1,287	243	4,494	4,737	1,476	1986(A)
Holly Forest	Holly Hill, FL	-	920	8,376	-	399	920	8,775	9,695	1,915	1997(A)
Indian Creek	Ft. Myers Beach, FL	-	3,832	34,660	-	1,741	3,832	36,401	40,233	9,266	1996(A)
Island Lake	Merritt Island, FL	-	700	6,431	-	349	700	6,780	7,480	1,930	1995(A)
Kensington Meadows	Lansing, MI	-	250	2,699	-	3,632	250	6,331	6,581	1,478	1995(A)
Kenwood	La Feria, TX	-	145	1,842	-	41	145	1,883	2,028	299	1999(A)
King's Court	Traverse City, MI	A	1,473	13,782	-	1,630	1,473	15,412	16,885	3,821	1996(A)
King's Lake	Debary, FL	-	280	2,542	-	2,257	280	4,799	5,079	1,280	1994(A)
Knollwood Estates	Allendale, MI	2642	400	4,061	-	12	400	4,073	4,473	343	2001(A)
Lafayette Place	Warren, MI	-	669	5,979	-	868	669	6,847	7,516	1,267	1998(A)
Lake Juliana	Auburndale, FL	-	335	2,848	-	999	335	3,847	4,182	1,116	1994(A)
Lake San Marino	Naples, FL	-	650	5,760	-	564	650	6,324	6,974	1,606	1996(A)
Leesburg Landing	Leesburg, FL	-	50	429	921	431	971	860	1,831	215	1996(A)
Liberty Farms	Valparaiso, IN	-	66	1,201	116	2,062	182	3,263	3,445	987	1985(A)
Lincoln Estates	Holland, MI	-	455	4,201	-	453	455	4,654	5,109	1,162	1996(A)
Maplewood Mobile	Lawrence, IN	-	275	2,122	-	974	275	3,096	3,371	957	1989(A)
Meadow Lake Estates	White Lake, MI	-	1,188	11,498	127	1,953	1,315	13,451	14,766	4,406	1994(A)
Meadowbrook	Charlotte, NC	-	1,310	6,570	-	2,778	1,310	9,348	10,658	980	2000(A&C)
Meadowbrook Estates	Monroe, MI	-	431	3,320	379	6,048	810	9,368	10,178	3,007	1986(A)
Meadowbrook Village	Tampa, FL	-	519	4,728	-	498	519	5,226	5,745	1,687	1994(A)
Meadows	Nappanee, IN	-	287	2,300	-	2,523	287	4,823	5,110	1,434	1987(A)
North Point Estates	Pueblo, CO	-	1,582	3,027	1	2,628	1,583	5,655	7,238	408	2001(C)
Oak Crest	Austin, TX	8088	4,311	12,611	-	355	4,311	12,966	17,277	670	2002(A)
Oakwood Village	Miamisburg, OH	-	1,964	6,401	-	6,575	1,964	12,976	14,940	2,006	1998(A)
Orange Tree	Orange City, FL	-	283	2,530	15	795	298	3,325	3,623	977	1994(A)
Orchard Lake	Milford, OH	C	395	4,025	-	44	395	4,069	4,464	670	1999(A)
Pebble Creek	Greenwood, IN	-	1,030	5,074	-	3,418	1,030	8,492	9,522	934	2000(A&C)
Pecan Branch	Georgetown, TX	-	1,379	-	331	4,286	1,710	4,286	5,996	284	1999(C)
Pheasant Ridge	Lancaster, PA		2,044	19,279	-	38	2,044	19,317	21,361	990	2002(A)
Pin Oak Parc	St. Louis, MO	A	1,038	3,250	467	4,949	1,505	8,199	9,704	1,887	1994(A)
Pine Hills	Middlebury, IN	-	72	544	60	1,784	132	2,328	2,460	709	1980(A)
Pine Ridge	Petersburg, VA	-	405	2,397	-	1,359	405	3,756	4,161	1,174	1986(A)
Presidential	Hudsonville, MI	A	680	6,314	-	1,286	680	7,600	8,280	1,889	1996(A)
Richmond	Richmond, MI	-	501	2,040	-	461	501	2,501	3,002	468	1998(A)
River Haven	Grand Haven, MI	9512	1,800	16,967	-	179	1,800	17,146	18,946	1,506	2001(A)
River Ranch	Austin, TX	-	4,690	843	-	6,590	4,690	7,433	12,123	133	2000(A&C)
River Ridge	Austin, TX	6813	3,201	15,090	-	225	3,201	15,315	18,516	910	2002(A)
Roxbury	Goshen, IN	-	1,057	9,870	1	99	1,058	9,969	11,027	837	2001(A)
Royal Country	Miami, FL	B	2,290	20,758	-	933	2,290	21,691	23,981	7,230	1994(A)
Saddle Oak Club	Ocala, FL	-	730	6,743	-	805	730	7,548	8,278	2,290	1995(A)
Saddlebrook	San Marcos, TX	5321	1,703	11,843	-	311	1,703	12,154	13,857	623	2002(A)
Scio Farms	Ann Arbor, MI	-	2,300	22,659	-	4,010	2,300	26,669	28,969	7,217	1995(A)
Sea Air	Rehoboth Beach, DE	4345	1,207	10,179	-	853	1,207	11,032	12,239	996	1997(A)
Sherman Oaks	Jackson, FL	B	200	2,400	240	4,132	440	6,532	6,972	1,978	1986(A)
Siesta Bay	Ft. Myers Beach, FL	-	2,051	18,549	-	901	2,051	19,450	21,501	4,950	1996(A)
Silver Star	Orlando, FL	-	1,022	9,306	-	452	1,022	9,758	10,780	2,492	1996(A)
Snow to Sun	Weslaco, TX	-	190	2,143	15	926	205	3,069	3,274	669	1997(A)

SUN COMMUNITIES, INC.
REAL ESTATE AND ACCUMLATED DEPRECIATION
DECEMBER 31, 2003
(amount in thousands)

SCHEDULE III

Property Name	Location	Encumbrance	Initial Cost to Company		Cost Capitalized Subsequent to Acquisition Improvements		Gross Amount Carried at December 31, 2003			Accumulated Depreciation	Date of Construction (C) Acquisition (A)
			Land	B & F &	Land	B & F	Land	B & F	Total		
Southfork	Belton, MO	-	1,000	9,011	-	1,521	1,000	10,532	11,532	1,902	1997(A)
St. Clair Place	St. Clair, MI	-	501	2,029	-	361	501	2,390	2,891	548	1998(A)
Stonebridge	Richfield Twp., MI	1119	2,044	-	180	1,918	2,224	1,918	4,142	-	1998(C)
Stonebridge	San Antonio, TX	-	2,552	2,096	1,881	3,011	4,433	5,107	9,540	590	2000(A&C)
Summit Ridge	Converse, TX	-	2,615	2,092	-	5,263	2,615	7,355	9,970	640	2000(A&C)
Sun Villa	Reno, NV	6567	2,385	11,773	-	403	2,385	12,176	14,561	2,254	1998(A)
Sunset Ridge	Portland, MI	-	2,044	-	-	11,532	2,044	11,532	13,576	826	1998(C)
Sunset Ridge	Kyle, TX	-	2,190	2,775	-	5,002	2,190	7,777	9,967	772	2000(A&C)
Timber Ridge	Ft. Collins, CO	A	990	9,231	-	1,227	990	10,458	11,448	2,592	1996(A)
Timberbrook	Bristol, IN	B	490	3,400	101	5,281	591	8,681	9,272	2,618	1987(A)
Timberline Estates	Grand Rapids, MI	A	535	4,867	-	742	535	5,609	6,144	1,728	1994(A)
Town and Country	Traverse City, MI	-	406	3,736	-	277	406	4,013	4,419	1,040	1996(A)
Valley Brook	Indianapolis, IN	A	150	3,500	1,277	9,171	1,427	12,671	14,098	3,712	1989(A)
Village Trails	Howard City, MI	-	988	1,472	-	735	988	2,207	3,195	386	1998(A)
Water Oak	Lady Lake, FL	-	2,503	17,478	-	6,357	2,503	23,835	26,338	6,986	1993(A)
West Glen Village	Indianapolis, IN	-	1,100	10,028	-	1,014	1,100	11,042	12,142	3,407	1994(A)
Westbrook	Toledo, OH	9606	1,110	10,462	-	890	1,110	11,352	12,462	1,733	1999(A)
Westbrook Senior	Toledo, OH	-	355	3,295	-	346	355	3,641	3,996	300	2001(A)
White Lake	White Lake, MI	-	672	6,179	-	4,732	672	10,911	11,583	1,904	1997(A)
White Oak	Mt. Morris, MI	A	782	7,245	112	3,704	894	10,949	11,843	2,156	1997(A)
Willowbrook	Toledo, OH		781	7,054	-	703	781	7,757	8,538	1,398	1997(A)
Windham Hills	Jackson, MI	-	2,673	2,364	-	7,789	2,673	10,153	12,826	1,443	1998(A)
Woodhaven Place	Woodhaven, MI	-	501	4,541	-	883	501	5,424	5,925	990	1998(A)
Woodlake Estates	Yoder, IN	-	632	3,674	-	2,683	632	6,357	6,989	1,001	1998(A)
Woodlake Trails	San Antonio, TX	-	1,186	287	160	3,279	1,346	3,566	4,912	308	2000(A&C)
Woodland Park Estates	Eugene, OR	7006	1,592	14,398	-	392	1,592	14,790	16,382	2,745	1998(A)
Woods Edge	West Lafayette, IN	-	100	2,600	3	7,837	103	10,437	10,540	2,270	1985(A)
Woodside Terrace	Holland, OH	-	1,064	9,625	-	1,467	1,064	11,092	12,156	2,371	1997(A)
Worthington Arms	Lewis Center, OH	-	376	2,624	-	1,267	376	3,891	4,267	1,250	1990(A)
Corporate Headquarters	Farmington Hills, MI	-	-	-	-	8,628		8,628	8,628	2,089	Various
Sun Homes	Various				703	32,035 (3)	703	32,035	32,738	2,403	Various
			$ 121,499	$ 723,661	$ 15,956	$ 359,289	$ 137,455 (2)	$ 1,082,950	$ 1,220,405	$ 209,921	

A These communities collateralize $152.36 million of secured debt.
B These communities collateralize $41.6 million of secured debt.
C These communities collateralize $4.61 million of secured debt.
(1) The initial cost for this property is included in the initial cost reported for Continental Estates.
(2) Includes $1.50 million of land classified in Property under development
(3) Includes $29.26 million of manufactured homes leased to residents in various communities

Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

The ratio of earnings to fixed charges for the Company (including its subsidiaries and majority-owned partnerships) presents the relationship of the Company's earnings to its fixed charges. "Earnings" as used in the computation, is based on the Company's income from continuing operations before minority interests and income or loss from equity investees plus fixed charges. "Fixed charges" is comprised of (i) interest charges, whether expensed or capitalized, (ii) amortization of loan costs and discounts or premiums relating to indebtedness of the Company and its subsidiaries and majority-owned partnerships, excluding in all cases items which would be or are eliminated in consolidation, and (iii) preferred stock or OP Unit distributions.

The Company's ratio of earnings to combined fixed charges presents the relationship of the Company's earnings (as defined above) to fixed charges (as defined above).

	2003	2002 (a)	2001 (a)	2000 (a)	1999 (a)
	(unaudited, in thousands)				
Earnings:					
Income from continuing operations before minority interest and income (loss) from equity investee	$ 24,695	$ 39,745	$ 42,915	$ 40,985	$ 37,435
Add:					
Fixed charges	48,178	42,644	42,851	40,625	33,182
Less:					
Distributions to preferred OP unitholders	(8,537)	(7,803)	(8,131)	(7,826)	(3,663)
Capitalized Interest	(2,082)	(2,915)	(3,704)	(3,148)	(2,230)
	$ 62,254	$ 71,671	$ 73,931	$ 70,636	$ 64,724
Fixed Charges:					
Interest Expense	$ 36,680	$ 32,375	$ 31,016	$ 29,651	$ 27,289
Hedging Valuation Adjustment	879	(449)	-	-	-
Distributions to preferred OP unitholders	8,537	7,803	8,131	7,826	3,663
Capitalized Interest	2,082	2,915	3,704	3,148	2,230
	$ 48,178	$ 42,644	$ 42,851	$ 40,625	$ 33,182
Ratio of earnings to fixed charges	1.29	1.68	1.73	1.74	1.95

(a) Amounts are presented prior to restatement for FAS 144 related to discontinued operations.

Exhibit 23.1

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-3 (Nos. 333-54718, 333-86237, 333-64721, 333-14595, 333-45273, 333-72461, 333-30462, 333-72668, 333-82392, 333-19855, 333-36541, 333-1822, 333-96769 and 333-104737) and Form S-8 (Nos.333-11923, 333-82479, 333-76400, 333-76398) of Sun Communities, Inc. of our report dated March 12, 2003 except for Note 3 as to which the date is March 12, 2004 relating to the 2002 and 2001 financial statements which is incorporated in this Annual Report on Form 10-K.

PricewaterhouseCoopers LLP

Detroit, Michigan
March 15, 2004

Exhibit 23.2

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

We consent to the incorporation by reference in the registration statements on Form S-3 (File No. 333-54718, File No. 333-86237, File No. 333-64271, File No. 333-14595, File No. 333-45273, File No. 333-72461, File No. 333-30462, File No. 333-72668, File No. 333-82392, File No. 333-19855, File No. 333-36541, File No. 333-1822, File No. 333-96769, and File No, 333-104737) and on Form S-8 (File No. 333-11923, File No. 333-82479, File No. 333-76400, and File No. 333-76398) of Sun Communities, Inc. of our reports dated February 19, 2004 relating to the 2003 consolidated financial statements which appear in this Annual Report on Form 10-K.

We also consent to the incorporation by reference in the aforementioned registration statements of our reports dated February 3, 2004 relating to the consolidated financial statements of Origen Financial Inc. and Origen Financial, L.L.C. which appear in this Annual Report on Form 10-K.

/S/ GRANT THORNTON LLP

Southfield, Michigan
March 15, 2004

Exhibit 31.1

CERTIFICATIONS
(As Adopted Under Section 302 of the Sarbanes-Oxley Act of 2002)

I, Gary A. Shiffman, certify that:

1. I have reviewed this annual report on Form 10-K of Sun Communities, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 15, 2004

/s/ Gary A. Shiffman
Gary A. Shiffman, Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

(As Adopted Under Section 302 of the Sarbanes-Oxley Act of 2002)

I, Jeffrey P. Jorissen, certify that:

1. I have reviewed this annual report on Form 10-K of Sun Communities, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 15, 2004

/s/ Jeffrey P. Jorissen
Jeffrey P. Jorissen, Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
(Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002)

In connection with the Annual Report of Sun Communities, Inc. (the "Corporation") on Form 10-K for the period ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned officers, Gary A. Shiffman and Jeffrey P. Jorissen, hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to their knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Corporation.

/s/ Gary A. Shiffman
Gary A. Shiffman, Chief Executive Officer

Dated: March 15, 2004

/s/ Jeffrey P. Jorissen
Jeffrey P. Jorissen, Chief Financial Officer

Dated: March 15, 2004

A signed original of this written statement required by Section 906 has been provided to Sun Communities, Inc. and will be retained by Sun Communities, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

SHAREHOLDER*information*

GARY A. SHIFFMAN
Chairman, Chief Executive Officer and Director

JEFFREY P. JORISSEN
Executive Vice President, Treasurer,
Chief Financial Officer and Secretary

BRIAN W. FANNON
Executive Vice President and Chief Operating Officer

JONATHAN M. COLMAN
Executive Vice President

KAREN J. DEARING
Corporate Controller

PAUL D. LAPIDES
Director of Corporate Governance Center and Professor of Management and Entrepreneurship, Coles College of Business, Kennesaw State University

CLUNET R. LEWIS
President of CRL Enterprises, Inc.

RONALD L. PIASECKI
Executive Vice President and Director of
Aspen Enterprises, Ltd.

TED J. SIMON
Principal of Grand Sakwa Properties, Inc.

ARTHUR A. WEISS
Shareholder, Director and Vice President of
Jaffe, Raitt, Heuer & Weiss, P.C.

CORPORATE*directors & officers*

ANNUAL MEETING
The annual meeting of shareholders will be held at 11:00 a.m., Thursday, May 20, 2004 at the Embassy Suites, 28100 Franklin Road, Southfield, Michigan 48034

SEC FORM 10-K
A copy of the Form 10-K Annual Report filed with the Securities and Exchange Commission for the year ended December 31, 2003 is available at no charge to shareholders who direct a written request to:

Carol Petersen, Investor Relations
Sun Communities, Inc.
The American Center
27777 Franklin Road, Suite 200
Southfield, Michigan 48034
Telephone (248) 208-2500
Web Site www.suncommunities.com

TRANSFER AGENT & DIVIDEND DISBURSING AGENT
EquiServe
P.O. Box 43010
Providence, Rhode Island 02940-3010
Shareholder Inquiries 1-800-426-5523

INDEPENDENT ACCOUNTANTS
Grant Thornton, LLP
27777 Franklin Road
Suite 800
Southfield, Michigan 48034

CORPORATE COUNSEL
Jaffe, Raitt, Heuer & Weiss
Professional Corporation
One Woodward Avenue, Suite 2400
Detroit, Michigan 48226

CORPORATE HEADQUARTERS
Sun Communities, Inc.
The American Center
27777 Franklin Road, Suite 200
Southfield, Michigan 48034
Telephone (248) 208-2500

REGIONAL OFFICES
Austin, Texas
Dayton, Ohio
Elkhart, Indiana
Grand Rapids, Michigan
Orlando, Florida

STOCK TRADING INFORMATION
New York Stock Exchange
Ticker Symbol – SUI

QUARTERLY STOCK PRICE INFORMATION

2003	HIGH	LOW	DISTRIBUTION
First Quarter	$37.92	$32.87	$.58
Second Quarter	$40.46	$35.75	$.61
Third Quarter	$41.00	$37.56	$.61
Fourth Quarter	$40.65	$35.78	$.61

2002	HIGH	LOW	DISTRIBUTION
First Quarter	$40.19	$36.73	$.55
Second Quarter	$42.60	$39.00	$.58
Third Quarter	$41.93	$33.50	$.58
Fourth Quarter	$37.00	$32.25	$.58

THE AMERICAN CENTER
27777 FRANKLIN ROAD
SUITE 200
SOUTHFIELD MICHIGAN 48034

